
MANPA

Rule 12g3-2 (b) File N° 82-4240

Caracas May 25th, 2003


04030576

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington DC 20549
U.S.A.


PROCESSED

Attention: Special Counsel
Office of International Corporate Finance

Manufacturas de Papel, C.A. (MANPA) S.A.C.A.
Rule 12g3-2 (b) File N° 82-4240

The enclose information is being furnished to the Securities and Exchange Commission (The "SEC") on behalf of Manufacturas de Papel, C.A. (MANPA), (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2 (b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2 (b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Kindly acknowledge receipt of the foregoing by stamping and returning the enclosed copy of this letter.

Very truly yours,

dlw 6/10

Leticia Level
Corporate Planning Manager
Fax N° 58-212-9012317
Phone No 58-212-9012245

The undersigned, JUDITH XIOMARA HERNANDEZ MORA, a Venezuelan citizen, of legal age and domiciled in Caracas, bearer of Identity Card No. 6508588, Public Translator in the English Language in and for the Republic of Venezuela, pursuant to License granted by the Ministry of Justice, dated April 29, 1996, published in Official Gazette of the Republic of Venezuela No. 35896, dated June 21, Nineteen Hundred and Ninety- Six, and duly registered with the Principal Public Registry Office of the Federal District on April 30, 1996, under No. 233, folio 233, Volume 6, and with the Sixth Court of First Instance for Civil, Commercial and Traffic Matters for the Judicial Circuit of the Metropolitan Area of Caracas on May 28, 1996, File No. 96873, DO HEREBY CERTIFY: A document in the Spanish Language has been submitted to me whose faithful translation into the English Language reads as follows:--

[Letterhead of MANPA]

Caracas, April 28, 2004.

Messrs.

NATIONAL SECURITIES AND EXCHANGE COMMISSION - CNV

Present.-

Attn. National Securities Registry

In compliance with the regulations in effect, enclose please find three (3) counterparts of the following documents belonging to Manufacturas de Papel, C.A. (MANPA) S.A.C.A.:

1. Restated Financial Statements Consolidated at March 31, 2004.
2. Consolidated Statements of Equity Accounts Movements at March 31, 2004 in restated bolivars.
3. Consolidated Statements of Equity Accounts Movements at March 31, 2003 in restated bolivars.
4. Consolidated Statements of Cash Flows for the term going from January the 1st to March 31st for the years 2004 and 2003, in restated bolivars.
5. Historical Consolidated Financial Statements at March 31, 2004.
6. Consolidated Statements of Movements in Equity Accounts at March 31, 2004 in historical bolivars.

7. Consolidated Statements of Movements in Equity Accounts at March 31, 2004 in historical bolivars.
8. Consolidated Statements of Cash Flows for the term going from January the 1st to March 31 for the years 2004 and 2003, in historical bolivars.

Having no further matter to discuss,

Sincerely,

LETICIA LEVEL (signed) Illegible.

Corporate Planning Manager.

Translator's Note:

At the upper right margin there is a wet seal that reads as follows: "(Illegible). 2004 April 29 PM 1:46 FILE RECEIVED." --

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND SUBSIDIARIES

CONSOLIDATED PROFIT AND LOSS STATEMENT RESTATED

FOR THE TERM COMPRISED

BETWEEN JANUARY THE 1st AND MARCH 31st

STATED IN CONSTANT CURRENCY AT MARCH 31st, 2004

INTERIM PRELIMINARY

(In thousands of Bs.)

	1st Quarter 2004	1st Quarter 2003
Net sales	98,223,404	69,451,19(Illegible)
OPERATING COSTS AND EXPENSES		
Sales cost	58,121,389	53,252,46(Illegible)
Administration expenses	2,963,575	2,485,35 (Illegible)
Sales expenses	9,261,217	6,701,32 (Illegible)
TOTAL OPERATING COST AND EXPENSES	70,346,181	62,439,14(Illegible)
INCOME BEFORE INTERESTS, TAXES, DEPRECIATION AND AMORTIZATION	27,877,223	7,012,05 (Illegible)
DEPRECIATION AND AMORTIZATION	4,258,204	3,851,63 (Illegible)

OPERATIONAL PROFIT	23,619,019	3,160,42 (Illegible)
OTHER INCOMES (EXPENSES)		
Others – Net	-7,603,964	-5,532,80(Illegible)
INTEGRAL FINANCING INCOME (COST)		
Interests earned	41,075	119,42 (Illegible)
Interests expenses	-586,689	-2,461,29(Illegible)
Differences in exchange rate - Net	3,205,565	3,497,45 (Illegible)
Monetary Profit (Loss)	-110,021	2,730,54 (Illegible)
TOTAL INTEGRAL FINANCING INCOME (COST)	2,549,930	3,866,13 (Illegible)
Profit before Income Tax	18,564,985	1,513,75 (Illegible)
Income Tax Provision	6,479,871	1,062,97 (Illegible)
NET INCOME	12,085,114	450,78 (Illegible)

Juan Antonio Lovera (signed) Illegible.

Finance Corporate Vice-President.

María Alejandra Maguhn (signed) Illegible.

Corporate Comptroller Manager.--

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND SUBSIDIARIES

CONSOLIDATED GENERAL BALANCE SHEET RESTATED

FOR THE TERM COMPRISED

BETWEEN JANUARY THE 1ST AND MARCH THE 1ST

STATED IN CONSTANT CURRENCY AT MARCH 31, 2004

INTERIM PRELIMINARY

(In thousand Bs.)

	1st Quarter 2004	1st Quarter 2003
ASSETS		
CURRENT		
Cash and transferable securities	38,017,856	30,619,873
Commercial Accounts Receivable	56,931,984	52,117,100
Other accounts receivable	4,273,168	6,365,016

Inventories	44,964,715	49,956,294
Expenses paid in advance	953,496	378,555
Advances to suppliers	10,200,898	1,863,657
TOTAL CURRENT ASSETS	155,342,117	141,300,495
Investments	11,905,377	17,401,348
NET FIXED ASSETS	465,617,031	474,665,894
Other Assets	1,415,589	1,600,442
TOTAL ASSETS	634,280,114	634,968,179

Juan Antonio Lovera (signed) Illegible.

Finance Corporate Vice-President.

María Alejandra Maguhn (signed) Illegible.

Corporate Comptroller Manager.--

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND SUBSIDIARIES

GENERAL CONSOLIDATED BALANCE SHEET RESTATED

FOR THE TERM COMPRISED

BETWEEN JANUARY THE 1ST AND MARCH THE 31ST

STATED IN CONSTANT CURRENCY AT MARCH 31, 2004

INTERIM PRELIMINARY

(In thousand Bs.)

	1st Quarter 2004	1st Quarter 2003
LIABILITIES AND SHAREHOLDER'S EQUITY		
CURRENT LIABILITIES		
Bank and commercial loans	21,900,000	12,769,27(Illegible)
Current portion of long-term loans	2,657,100	3,474,94 (Illegible)
Commercial accounts payable	34,579,211	58,515,67(Illegible)
Other accounts payable	6,725,713	7,277,00 (Illegible)
Dividends	14,179,758	344,75 (Illegible)
Others	6,015,377	7,422,94 (Illegible)

TOTAL CURRENT LIABILITIES	86,057,169	89,804,59(Illegible)
INCOME TAX PAYABLE		
Income tax payable	15,004,452	3,573,21 (Illegible)
TOTAL INCOME TAX PAYABLE	15,004,452	3,573,21 (Illegible)
LONG-TERM LIABILITIES		
Long-term loans	0	3,243,28 (Illegible)
CURRENT BONDS ISSUED	0	3,282,94 (Illegible)
Severance benefits and Other reserves	9,305,393	10,027,69(Illegible)
Other liabilities	2,102,589	2,302,38 (Illegible)
TOTAL LONG-TERM LIABILITIES	11,408,282	18,856,31(Illegible)
TOTAL LIABILITIES	112,469,903	112,234,12(Illegible)
SHAREHOLDER'S EQUITY	521,810,211	522,734,05(Illegible)
TOTAL LIABILITIES AND EQUITY	634,280,114	634,968,17(Illegible)

Juan Antonio Lovera (signed) Illegible.

Finance Corporate Vice-President.

María Alejandra Maguhn (signed) Illegible.

Corporate Comptroller Manager.--

(Next there is one Consolidated Statement of Flows in equity accounts attached hereto)

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOW RESTATED

FOR THE TERM COMPRISED

BETWEEN JANUARY THE 1ST AND MARCH THE 31ST

FOR THE YEARS 2003 AND 2004

STATED IN CONSTANT CURRENCY AT MARCH 31, 2004

(Stated in thousands of Bs.)

	2004	2003
OPERATING ACTIVITIES:		
Net earnings	12,085,114	450,781
	2004	2003

Adjustments to conciliate the net income with the cash provided by the operating activities:		
Participation minority shareholders, net	745,176	930,612
Participation in results from non-consolidated affiliates	602,602	766,916
Remove and consumption of equipment and industrial parts, net	119,334	226,520
Loss in sale assets	(35,757)	2,555
Provision for investments	181,825	1,112,321
Amortization of excess of cost on book value from affiliate shareholder	-	25,530
Monetary earnings	110,021	(2,730,544)
Depreciation	4,258,204	3,851,631
Provision for severance benefits	3,601,595	3,530,490
Changes in current assets and liabilities	12,382,401	14,320,082
Loss in investments, net	-	-
Deferred charges and other assets	(114,620)	(25,398)
Payment of severance benefits	(3,147,345)	(4,117,532)
Other liabilities and deferred credits	(3,856)	(7,709)
Net cash provided for operating activities	30,784,694	18,346,255
INVESTMENT ACTIVITIES:		
Additions to properties, plant and equipment net	(2,891,837)	(937,463)
Sale and withdrawals of properties and equipment, net	48,146	656,523
Net cash provided for investment activities	(2,843,691)	(280,940)
FINANCING ACTIVITIES:		
Increase (reduction) in promissory notes and bank overdrafts	10,280,980	(1,016,662)
Reduction of long-term loans	(2,825,871)	(3,878,152)
Cash dividends	(13,764,056)	-

Net cash used by financing activities	(6,308,947)	(4,894,814)
NET INCREASE (REDUCTION) IN CASH AND CASH EQUIVALENTS	21,632,056	13,170,501
CASH AND CASH EQUIVALENTS:		
AT THE BEGINNING OF PERIOD	16,385,800	17,449,372
AT THE END OF PERIOD	38,017,856	30,619,873

Juan Antonio Lovera (signed) Illegible.

Finance Corporate Vice-President.

María Alejandra Maguhn (signed) Illegible.

Corporate Comptroller Manager.--

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND SUBSIDIARIES

SUPPLEMENTARY INFORMATION

HISTORICAL CONSOLIDATED PROFIT AND LOSS STATEMENT

FOR THE TERM COMPRISED

BETWEEN JANUARY THE 1ST AND MARCH THE 31ST

INTERIM PRELIMINARY

(In thousand Bs.)

	1st Quarter 2004	1st Quarter 2003
Net sales	96,610,840	55,354,462
OPERATING COSTS AND EXPENSES		
Sales cost	53,444,508	39,121,987
Administration expenses	2,919,236	1,972,704
Sales expenses	9,078,923	5,294,081
TOTAL OPERATING COSTS AND EXPENSES	65,442,667	46,388,772
INCOME BEFORE INTERESTS, TAXES, DEPRECIATION AND AMORTIZATION	31,168,173	8,965,690
DEPRECIATION AND AMORTIZATION	886,802	748,800
OPERATIONAL PROFIT	30,281,371	8,216,890

OTHER INCOMES (EXPENSES)		
Others – Net	-6,413,142	-3,245,834
INTEGRAL FINANCING INCOME (COST)		
Interests earned	40,240	94,863
Interests expenses	-572,552	-1,942,148
Differences in exchange rate - Net	3,173,402	2,661,720
TOTAL INTEGRAL FINANCING INCOME (COST)	2,605,090	814,435
Profit before Income Tax	26,473,319	5,785,491
Income Tax Provision	6,368,573	844,677
NET INCOME	20,104,746	4,940,814

Juan Antonio Lovera (signed) Illegible.

Finance Corporate Vice-President.

María Alejandra Maguhn (signed) Illegible.

Corporate Comptroller Manager.--

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND SUBSIDIARIES

SUPPLEMENTARY INFORMATION

GENERAL HISTORICAL CONSOLIDATED BALANCE SHEET

FOR THE TERM COMPRISED

BETWEEN JANUARY THE 1ST AND MARCH THE 31ST

INTERIM PRELIMINARY

(In thousand Bs.)

	1st Quarter 2004	1st Quarter 2003
ASSETS		
CURRENT		
Cash and transferable securities	38,017,856	24,782,652
Commercial Accounts Receivable	56,931,984	41,181,755
Other accounts receivable	4,273,168	5,151,621
Inventories	42,334,579	35,539,502
	1st Quarter 2004	1st Quarter 2003

Expenses paid in advance	946,619	288,855
Advances to suppliers	10,194,059	1,500,043
TOTAL CURRENT ASSETS	152,698,265	109,444,428
Investments	-	739,810
NET FIXED ASSETS	32,366,103	33,550,746
Other Assets	1,415,589	1,295,342
TOTAL ASSETS	186,479,957	145,030,326

Juan Antonio Lovera (signed) Illegible.

Finance Corporate Vice-President.

María Alejandra Maguhn (signed) Illegible.

Corporate Comptroller Manager.--

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND SUBSIDIARIES

SUPPLEMENTARY INFORMATION

HISTORICAL CONSOLIDATED GENERAL BALANCE SHEET

FOR THE TERM COMPRISED

BETWEEN JANUARY THE 1ST AND MARCH THE 31ST

INTERIM PRELIMINARY

(In thousand Bs.)

	1st Quarter 2004	1st Quarter 2003
LIABILITIES AND SHAREHOLDER'S EQUITY		
CURRENT LIABILITIES		
Bank and commercial loans	21,900,000	10,335,000
Current portion of long-term loans	2,657,100	2,812,500
Commercial accounts payable	34,579,221	47,360,540
Other accounts payable	6,725,713	5,835,324
Dividends	14,179,758	279,033
Others	6,174,946	6,101,236
	1st Quarter	1st Quarter

	2004	2003
TOTAL CURRENT LIABILITIES	86,216,738	72,723,633
INCOME TAX PAYABLE		
Income tax payable	15,004,452	2,892,031
TOTAL INCOME TAX PAYABLE	15,004,452	2,892,031
LONG-TERM LIABILITY		
Issued outstanding obligations	-	2,657,100
Long-term loans	-	2,625,000
Severance benefits and Other reserves	9,305,693	8,116,068
Other liabilities	8,759,849	9,599,639
TOTAL LONG-TERM LIABILITY	18,065,542	22,997,807
TOTAL LIABILITY	119,286,732	98,613,471
SHAREHOLDER'S EQUITY	67,193,225	46,416,855
TOTAL LIABILITY AND SHAREHOLDER'S EQUITY	186,479,957	145,030,326

Juan Antonio Lovera (signed) Illegible.

Finance Corporate Vice-President.

María Alejandra Maguhn (signed) Illegible.

Corporate Comptroller.--

(Next there is one Consolidated Statement of Flows in equity accounts attached hereto)

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOW

FOR THE TERM COMPRISED BETWEEN JANUARY THE 1ST AND MARCH THE 31ST

FOR THE YEARS 2003 AND 2004

IN HISTORICAL BOLIVARS

(Expressed in thousand Bs.)

	2004	2003
OPERATING ACTIVITIES:		
Net earnings	20,104,746	4,940,814
	2004	2003

	2004	2003
Adjustments to conciliate the net income with the cash provided by the operating activities:		
Participation minority shareholders, net	745,176	753,205
Profit in sale assets	(81,751)	1,700
Participation in results from non-consolidated affiliates	-	212,234
Amortization of excess of cost on book value from affiliate shareholder	-	20,187
Depreciation	1,118,679	976,299
Provision for severance benefits	3,386,495	2,612,155
Changes in current assets and liabilities	7,108,499	7,468,569
Deferred charges and other assets	(114,620)	(20,570)
Payment of severance benefits	(2,474,472)	(2,503,633)
Other liabilities and deferred credits	(29,628)	(29,638)
Net cash provided for operating activities	29,763,124	14,431,322
INVESTMENT ACTIVITIES:		
Sale and withdrawals of properties and equipment	697,760	152
Additions to properties, plant and equipment net	(2,637,739)	(531,606)
Net cash provided for investment activities	(1,939,979)	(531,454)
FINANCING ACTIVITIES:		
Increase (reduction) in promissory notes and bank overdrafts	11,133,600	135,000
Reduction of long-term loans	(2,657,100)	(2,174,500)
Cash dividends	(13,764,056)	-
Net cash used by financing activities	(5,287,556)	(2,039,500)
NET INCREASE (REDUCTION) IN CASH AND CASH EQUIVALENTS	22,535,589	11,860,368
CASH AND CASH EQUIVALENTS:		
AT THE BEGINNING OF PERIOD	15,482,267	12,922,284

AT THE END OF PERIOD	38,017,856	24,782,652

Juan Antonio Lovera (signed) Illegible.

Finance Corporate Vice-President.

María Alejandra Maguhn (signed) Illegible.

Corporate Comptroller Manager.

Translator's Note:

At the upper right margin of each of the eleven (11) pages in Spanish there is a wet seal that reads as follows: "National Securities and Exchange Commission. 2004 April 29 PM 1:46 FILE RECEIVED."---

The foregoing is the true and exact translation of the attached document IN WITNESS WHEREOF I have hereunto set my hand and affixed my seal in Caracas, today, May 24th, 2004.

REPUBLICA DE VENEZUELA INTERPRETE PUBLICO

JUDITH HERNANDEZ MORA
CERTIFIED PUBLIC TRANSLATOR

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF MOVEMENTS IN EQUITY ACCOUNTS FOR THE PERIOD INCLUDED FROM JANUARY 1 TO MARCH 31, 2004
IN HISTORICAL BOLIVARS
(Stated in thousands bolivars)

	Capital stock	Retained Earnings		Total Equity
		Legal Reserve	Undistributed	
BALANCES AT DECEMBER 31, 2003	11,470,047	1,095,795	48,286,693	60,852,535
Net income	-	-	20,104,746	20,104,746
Cash dividends	-	-	(13,764,056)	(13,764,056)
BALANCES AT MARCH 31, 2004	11,470,047	1,095,795	54,627,383	67,193,225

CONSOLIDATED STATEMENTS OF MOVEMENTS IN EQUITY ACCOUNTS FOR THE PERIOD INCLUDED FROM JANUARY 1 TO MARCH 31, 2003
IN HISTORICAL BOLIVARS
(Stated in thousands bolivars)

		Retained Earnings		
		Legal Reserve	Undistributed	
BALANCES AT DECEMBER 31, 2002	11,470,047	1,095,795	28,910,199	41,476,041
Net income	-	-	4,940,814	4,940,814
BALANCES AT MARCH 31, 2003	11,470,047	1,095,795	33,851,013	46,416,855

Juan Antonio Lovera (signed)Illegible

María Alejandra Maguhn (signed) Illegible


REPUBLICA DE VENEZUELA
INTERPRETE
PUBLICO

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF MOVEMENTS IN EQUITY ACCOUNTS RE-STATED FOR THE PERIOD INCLUDED FROM JANUARY 1 TO MARCH 31, 2004
STATED IN CONSTANT CURRENCY AT MARCH 31, 2004
(Stated in thousand bolivars)

	Capital stock	Capital Updating	Updated Net Balance of Retained Earnings for the sole use of payment of dividends of shares of Manpa or subsidiaries	Accrued result from translation of foreign subsidiary	Retained Earnings: Legal Reserve	Retained Earnings: Undistributed	Result from holding non-monetary assets	Total Equity
BALANCES AT DECEMBER 31, 2003	22,940,094	100,550,610	212,094,231	34,339	12,349,070	24,879,677	106,118,563	478,966,584
Net income	-	-	-	-	-	12,085,114	-	12,085,114
Cash dividends	-	-	-	-	-	(13,764,056)		(13,764,056)
Result from holding non-monetary assets	-	-	-	-	-		44,522,569	44,522,569
BALANCES AT JUNE 30, 2004	22,940,094	100,550,610	212,094,231	34,339	12,349,070	23,200,735	150,641,132	521,810,211

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF MOVEMENTS IN EQUITY ACCOUNTS RE-STATED FOR THE PERIOD INCLUDED FROM JANUARY 1 TO MARCH 31, 2003
STATED IN CONSTANT CURRENCY AT MARCH 31, 2004
(Stated in thousand bolivars)

	Capital stock	Capital Updating	Updated Net Balance of Retained Earnings for the sole use of payment of dividends of shares of Manpa or subsidiaries	Accrued result from translation of foreign subsidiary	Retained Earnings: Legal Reserve	Retained Earnings: Undistributed	Result from holding non-monetary assets	Total Equity
BALANCES AT DECEMBER 31, 2002	22,940,094	100,550,610	212,094,231	91,966	12,359,741	27,153,323	148,483,811	523,673,776
Net income	-	-	-	-	-	450,781	-	450,781
Result from holding non-monetary assets	-	-	-	-	-	-	(1,390,500)	(1,390,500)
BALANCES AT JUNE 30, 2003	22,940,094	100,550,610	212,094,231	91,966	12,359,741	27,604,104	147,093,311	522,734,057

Juan Antonio Lovera (signed)Illegible

María Alejandra Maguhn (signed) Illegible


MANPA
2004 APR 29 PM 1:46
ARCHIVO
RECIBIDO

Caracas, 28 de Abril de 2004

Señores:
COMISIÓN NACIONAL DE VALORES - CNV
Presente.-

Atn. Registro Nacional de Valores

Cumpliendo con la normativa vigente, anexo le estamos enviando tres (3) ejemplares de los siguientes documentos de Manufacturas de Papel, C.A. (MANPA) S.A.C.A.:

1. Estados Financieros Consolidados Reexpresados al 31 de Marzo de 2004.
2. Estados Consolidados de Movimientos en las Cuentas de Patrimonio al 31 de Marzo de 2004, en Bolívares Reexpresados.
3. Estados Consolidados de Movimientos en las Cuentas de Patrimonio al 31 de Marzo de 2003, en Bolívares Reexpresados.
4. Estados Consolidados de Flujos de Efectivo para el período comprendido entre el 01 de Enero y el 31 de Marzo de los años 2004 y 2003, en Bolívares Reexpresados.
5. Estados Financieros Consolidados Históricos al 31 de Marzo de 2004.
6. Estados Consolidados de Movimientos en las Cuentas de Patrimonio al 31 de Marzo de 2004, en Bolívares Históricos.
7. Estados Consolidados de Movimientos en las Cuentas de Patrimonio al 31 de Marzo de 2003, en Bolívares Históricos.
8. Estados Consolidados de Flujos de Efectivo para el período comprendido entre el 01 de enero y el 31 de Marzo de los años 2004 y 2003, en Bolívares Históricos.

Sin más a que referirme, queda de usted,

Atentamente,

LETICIA LEVEL
GTE. PLANIFICACIÓN CORP.
Dirección: Av. Francisco de Miranda, Torre Country Club, Piso 11 - Chacaito
Teléfono: 0212-9012245 / Fax: 0212-9012317


MANPA

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES

ESTADO DE GANANCIAS Y PERDIDAS CONSOLIDADO REEXPRESADO
PARA EL PERIODO COMPRENDIDO
ENTRE EL 1 DE ENERO Y EL 31 DE MARZO
EXPRESADO EN MONEDA CONSTANTE DEL 31 DE MARZO DE 2004
INTERINO PRELIMINAR
(En Miles de Bs.)

	1er. Trimestre 2004	1er. Trimestre 200
Ventas Netas	98.223.404	69.451.19
COSTOS Y GASTOS OPERATIVOS		
Costo de Ventas	58.121.389	53.252.46
Gastos de Administración	2.963.575	2.485.35
Gastos de Ventas	9.261.217	6.701.32
TOTAL COSTOS Y GASTOS OPERATIVOS	**70.346.181**	**62.439.14**
UTILIDAD ANTES INT./IMP./DEP. Y AMORT.	**27.877.223**	**7.012.05**
DEPRECIACION Y AMORTIZACION	**4.258.204**	**3.851.63**
UTILIDAD OPERACIONAL	**23.619.019**	**3.160.42**
OTROS INGRESOS/(GASTOS)		
Otros - neto	-7.603.964	-5.532.80
INGRESO (COSTO) INTEGRAL DE FINANCIAMIENTO		
Intereses Ganados	41.075	119.42
Intereses Gastos	-586.689	-2.461.29
Diferencias en cambio - neto	3.205.565	3.497.45
Ganancia (Pérdida) monetaria	-110.021	2.730.54
TOTAL INGRESO (COSTO) INTEGRAL DE FINANCIAMIENTO	**2.549.930**	**3.886.13**
UTILIDAD ANTES DE ISLR	**18.564.985**	**1.513.75**
Provisión ISLR	6.479.871	1.062.97
UTILIDAD NETA	**12.085.114**	**450.78**

Juan Antonio Lovera
Vicepresidente Corporativo de Finanzas

María Alejandra Maguhn
Contralor Corporativo



MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES

BALANCE GENERAL CONSOLIDADO REEXPRESADO
PARA EL PERIODO COMPRENDIDO
ENTRE EL 1 DE ENERO Y EL 31 DE MARZO
EXPRESADO EN MONEDA CONSTANTE DEL 31 DE MARZO DE 2004
INTERINO PRELIMINAR
(En Miles de Bs.)

	1er. Trimestre 2004	1er. Trimestre 2003
ACTIVO		
CIRCULANTE		
Efectivo y Valores Negociables	38.017.856	30.619.873
Cuentas por Cobrar Comerciales	56.931.984	52.117.100
Otras Cuentas por Cobrar	4.273.168	6.365.016
Inventarios	44.964.715	49.956.294
Gastos Pagados por Anticipado	953.496	378.555
Anticipo a Proveedores	10.200.898	1.863.657
TOTAL ACTIVO CIRCULANTE	**155.342.117**	**141.300.495**
Inversiones	11.905.377	17.401.348
ACTIVO FIJO NETO	**465.617.031**	**474.665.894**
Otros Activos	1.415.589	1.600.442
TOTAL ACTIVOS	**634.280.114**	**634.968.179**

Juan Antonio Lovera
Vicepresidente Corporativo de Finanzas

María Alejandra Maguhn
Contralor Corporativo



MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES

BALANCE GENERAL CONSOLIDADO REEXPRESADO
PARA EL PERIODO COMPRENDIDO
ENTRE EL 1 DE ENERO Y EL 31 DE MARZO
EXPRESADO EN MONEDA CONSTANTE DEL 31 DE MARZO DE 2004
INTERINO PRELIMINAR
(En Miles de Bs.)

	1er. Trimestre 2004	1er. Trimestre 200
PASIVO Y PATRIMONIO		
PASIVO CIRCULANTE		
Préstamos Bancarios y Comerciales	21.900.000	12.769.27
Porción Circulante Préstamos Largo Plazo	2.657.100	3.474.94
Cuentas por Pagar Comerciales	34.579.221	58.515.67
Otras Cuentas por Pagar	6.725.713	7.277.00
Dividendos	14.179.758	344.75
Otros	6.015.377	7.422.94
TOTAL PASIVO CIRCULANTE	**86.057.169**	**89.804.59**
ISLR POR PAGAR		
ISLR por pagar	15.004.452	3.573.21
TOTAL ISLR POR PAGAR	**15.004.452**	**3.573.21**
PASIVO A LARGO PLAZO		
Préstamos a Largo Plazo	0	3.243.28
Obligaciones emitidas en circulación	0	3.282.94
Prestaciones Sociales y Otras Reservas	9.305.693	10.027.69
Otros Pasivos	2.102.589	2.302.38
TOTAL PASIVO A LARGO PLAZO	**11.408.282**	**18.856.31**
TOTAL PASIVO	**112.469.903**	**112.234.12**
PATRIMONIO	**521.810.211**	**522.734.05**
TOTAL PASIVO Y PATRIMONIO	**634.280.114**	**634.968.17**

Juan Antonio Lovera
Vicepresidente Corporativo de Finanzas

María Alejandra Maguhn
Contralor Corporativo



MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES

ESTADOS CONSOLIDADOS DE MOVIMIENTO EN LAS CUENTAS DE PATRIMONIO REEXPRESADOS
PARA EL PERIODO COMPRENDIDO ENTRE EL 1 DE ENERO Y EL 31 DE MARZO DE 2004
EXPRESADO EN MONEDA CONSTANTE DEL 31 DE MARZO DE 2004
(Expresados en Miles de Bolívares)

	Capital social	Actualización del capital social	Saldo neto actualizado de utilidades retenidas para uso único de pago de dividendos en acciones de Manpa o Subsidiarias	Resultado acumulado por traducción de filial extranjera	Utilidades retenidas		Resultado por tenencia de activos no monetarios	Total patrimonio
					Reserva legal	No distribuidas		
SALDOS AL 31 DE DICIEMBRE DE 2003	22.940.094	100.550.610	212.094.231	34.339	12.349.070	24.879.677	106.118.563	478.966.584
Utilidad neta	-	-	-	-	-	12.085.114	-	12.085.114
Dividendos en efectivo	-	-	-	-	-	(13.764.056)	-	(13.764.056)
Resultado por tenencia de activos no monetarios	-	-	-	-	-	-	44.522.569	44.522.569
SALDOS AL 31 DE MARZO DE 2004	22.940.094	100.550.610	212.094.231	34.339	12.349.070	23.200.735	150.641.132	521.810.211

ESTADOS CONSOLIDADOS DE MOVIMIENTO EN LAS CUENTAS DE PATRIMONIO REEXPRESADOS
PARA EL PERIODO COMPRENDIDO ENTRE EL 1 DE ENERO Y EL 31 DE MARZO DE 2003
EXPRESADO EN MONEDA CONSTANTE DEL 31 DE MARZO DE 2004
(Expresados en Miles de Bolívares)

	Capital social	Actualización del capital social	Saldo neto actualizado de utilidades retenidas para uso único de pago de dividendos en acciones de Manpa o Subsidiarias	Resultado acumulado por traducción de filial extranjera	Utilidades retenidas		Resultado por tenencia de activos no monetarios	Total patrimonio
					Reserva legal	No distribuidas		
SALDOS AL 31 DE DICIEMBRE DE 2002	22.940.094	100.550.610	212.094.231	91.966	12.359.741	27.153.323	148.483.811	523.673.776
Utilidad neta	-	-	-	-	-	450.781	-	450.781
Resultado por tenencia de activos no monetarios	-	-	-	-	-	-	(1.390.500)	(1.390.500)
SALDOS AL 31 DE MARZO DE 2003	22.940.094	100.550.610	212.094.231	91.966	12.359.741	27.604.104	147.093.311	522.734.057

Juan Antonio Lovera

María Alejandra Maguhn



MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES

ESTADOS CONSOLIDADOS DE FLUJOS DE EFECTIVO REEXPRESADOS
PARA EL PERIODO COMPRENDIDO ENTRE EL 1 DE ENERO Y EL 31 DE MARZO DE LOS AÑOS 2003 Y 2004
EXPRESADO EN MONEDA CONSTANTE DEL 31 DE MARZO DE 2004
(Expresados en Miles de Bolívares)

	2004	2003
ACTIVIDADES OPERACIONALES:		
Utilidad neta	12.085.114	450.781
Ajustes para conciliar la utilidad neta con el efectivo provisto por las actividades operacionales:		
Participación accionistas minoritarios, neto	745.176	930.612
Participación en resultados de afiliadas no consolidadas	602.602	766.916
Retiro y consumo de equipos y partes industriales	119.334	226.520
Pérdida en venta de activos	(35.757)	2.555
Provisión para inversiones	181.825	1.122.321
Amortización de exceso de costo sobre el valor en libros de acciones de afiliada	-	25.530
Ganancia monetaria	110.021	(2.730.544)
Depreciación	4.258.204	3.851.631
Provisión para prestaciones sociales	3.601.595	3.530.490
Cambios en activos y pasivos circulantes	12.382.401	14.320.082
Pérdida en Inversiones, neto	-	-
Cargos diferidos y otros activos	(114.620)	(25.398)
Pago de prestaciones sociales	(3.147.345)	(4.117.532)
Otros pasivos y créditos diferidos	(3.856)	(7.709)
Efectivo neto provisto por las actividades operacionales	30.784.694	18.346.255
ACTIVIDADES DE INVERSION:		
Adiciones de propiedades, planta y equipo, neto	(2.891.837)	(937.463)
Venta y retiros de propiedades y equipos, neto	48.146	656.523
Efectivo neto usado en las actividades de inversión	(2.843.691)	(280.940)
ACTIVIDADES DE FINANCIAMIENTO:		
Aumento (disminución) en pagarés y sobregiros bancarios	10.280.980	(1.016.662)
Disminución de préstamos a largo plazo	(2.825.871)	(3.878.152)
Dividendos en efectivo	(13.764.056)	-
Efectivo neto usado en las actividades de financiamiento	(6.308.947)	(4.894.814)
AUMENTO (DISMINUCION) NETO EN EFECTIVO Y EQUIVALENTES DE EFECTIVO	21.632.056	13.170.501
EFECTIVO Y EQUIVALENTES DE EFECTIVO:		
AL INICIO DEL PERIODO	16.385.800	17.449.372
AL FINAL DEL PERIODO	38.017.856	30.619.873

Juan Antonio Lovera
Vicepresidente Corporativo de Finanzas

María Alejandra Maguhn
Contralor Corporativo



MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES

INFORMACION COMPLEMENTARIA

ESTADO DE GANANCIAS Y PERDIDAS CONSOLIDADO HISTORICO
PARA EL PERIODO COMPRENDIDO
ENTRE EL 1 DE ENERO Y EL 31 DE MARZO
INTERINO PRELIMINAR
(En Miles de Bs.)

	1er. Trimestre 2004	1er. Trimestre 2003
Ventas Netas	96.610.840	55.354.462
COSTOS Y GASTOS OPERATIVOS		
Costo de Ventas	53.444.508	39.121.987
Gastos de Administración	2.919.236	1.972.704
Gastos de Ventas	9.078.923	5.294.081
TOTAL COSTOS Y GASTOS OPERATIVOS	**65.442.667**	**46.388.772**
UTILIDAD ANTES INT./IMP./DEP. Y AMORT.	**31.168.173**	**8.965.690**
DEPRECIACION Y AMORTIZACION	**886.802**	**748.800**
UTILIDAD OPERACIONAL	**30.281.371**	**8.216.890**
OTROS INGRESOS/(GASTOS)		
Otros - neto	-6.413.142	-3.245.834
INGRESO (COSTO) INTEGRAL DE FINANCIAMIENTO		
Intereses Ganados	40.240	94.863
Intereses Gastos	-572.552	-1.942.148
Diferencias en cambio - neto	3.137.402	2.661.720
TOTAL INGRESO (COSTO) INTEGRAL DE FINANCIAMIENTO	**2.605.090**	**814.435**
UTILIDAD ANTES DE ISLR	**26.473.319**	**5.785.491**
Provisión ISLR	6.368.573	844.677
UTILIDAD NETA	**20.104.746**	**4.940.814**

Juan Antonio Lovera
Vicepresidente Corporativo de Finanzas

María Alejandra Maguhn
Contralor Corporativo



MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES

INFORMACION COMPLEMENTARIA
BALANCE GENERAL CONSOLIDADO HISTORICO
PARA EL PERIODO COMPRENDIDO
ENTRE EL 1 DE ENERO Y EL 31 DE MARZO
INTERINO PRELIMINAR
(En Miles de Bs.)

	1er. Trimestre 2004	1er. Trimestre 2003
ACTIVO		
CIRCULANTE		
Efectivo y Valores Negociables	38.017.856	24.782.652
Cuentas por Cobrar Comerciales	56.931.984	42.181.755
Otras Cuentas por Cobrar	4.273.168	5.151.621
Inventarios	42.334.579	35.539.502
Gastos Pagados por Anticipado	946.619	288.855
Anticipo a Proveedores	10.194.059	1.500.043
TOTAL ACTIVO CIRCULANTE	**152.698.265**	**109.444.428**
Inversiones	-	739.810
ACTIVO FIJO NETO	**32.366.103**	**33.550.746**
Otros Activos	1.415.589	1.295.342
TOTAL ACTIVOS	**186.479.957**	**145.030.326**

Juan Antonio Lovera
Vicepresidente Corporativo de Finanzas

María Alejandra Maguhn
Contralor Corporativo



MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES

INFORMACION COMPLEMENTARIA

BALANCE GENERAL CONSOLIDADO HISTORICO PARA EL PERIODO COMPRENDIDO ENTRE EL 1 DE ENERO Y EL 31 DE MARZO INTERINO PRELIMINAR (En Miles de Bs.)

	1er. Trimestre 2004	1er. Trimestre 2003
PASIVO Y PATRIMONIO		
PASIVO CIRCULANTE		
Préstamos Bancarios y Comerciales	21.900.000	10.335.000
Porción Circulante Préstamos Largo Plazo	2.657.100	2.812.500
Cuentas por Pagar Comerciales	34.579.221	47.360.540
Otras Cuentas por Pagar	6.725.713	5.835.324
Dividendos	14.179.758	279.033
Otros	6.174.946	6.101.236
TOTAL PASIVO CIRCULANTE	**86.216.738**	**72.723.633**
ISLR POR PAGAR		
ISLR por pagar	15.004.452	2.892.031
TOTAL ISLR POR PAGAR	**15.004.452**	**2.892.031**
PASIVO A LARGO PLAZO		
Obligaciones emitidas en circulación	-	2.657.100
Prestamos a Largo Plazo	-	2.625.000
Prestaciones Sociales y Otras Reservas	9.305.693	8.116.068
Otros Pasivos	8.759.849	9.599.639
TOTAL PASIVO LARGO PLAZO	**18.065.542**	**22.997.807**
TOTAL PASIVO	**119.286.732**	**98.613.471**
PATRIMONIO	**67.193.225**	**46.416.855**
TOTAL PASIVO Y PATRIMONIO	**186.479.957**	**145.030.326**

Juan Antonio Lovera
Vicepresidente Corporativo de Finanzas

María Alejandra Maguhn
Contralor Corporativo


MANPA

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES

ESTADOS CONSOLIDADOS DE MOVIMIENTO EN LAS CUENTAS DE PATRIMONIO
PARA EL PERIODO COMPRENDIDO ENTRE EL 1 DE ENERO Y EL 31 DE MARZO DE 2004
EN BOLIVARES HISTORICOS
(Expresados en Miles de Bolívares)

	Capital social	Utilidades retenidas Reserva legal	No distribuidas	Total patrimonio
SALDOS AL 31 DE DICIEMBRE DE 2003	11.470.047	1.095.795	48.286.693	60.852.535
Utilidad neta	-	-	20.104.746	20.104.746
Dividendos en efectivo	-	-	(13.764.056)	(13.764.056)
SALDOS AL 31 DE MARZO DE 2004	11.470.047	1.095.795	54.627.383	67.193.225

ESTADOS CONSOLIDADOS DE MOVIMIENTO EN LAS CUENTAS DE PATRIMONIO
PARA EL PERIODO COMPRENDIDO ENTRE EL 1 DE ENERO Y EL 31 DE MARZO DE 2003
EN BOLIVARES HISTORICOS
(Expresados en Miles de Bolívares)

	Capital social	Utilidades retenidas Reserva legal	No distribuidas	Total patrimonio
SALDOS AL 31 DE DICIEMBRE DE 2002	11.470.047	1.095.795	28.910.199	41.476.041
Utilidad neta	-	-	4.940.814	4.940.814
SALDOS AL 31 DE MARZO DE 2003	11.470.047	1.095.795	33.851.013	46.416.855

Juan Antonio Lovera
Vicepresidente Corp. de Finanzas

María Alejandra Maguhn
Contralor Corporativo



MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES

ESTADOS CONSOLIDADOS DE FLUJOS DE EFECTIVO
PARA EL PERIODO COMPRENDIDO ENTRE EL 1 DE ENERO Y EL 31 DE MARZO DE LOS AÑOS 2003 Y 2004
EN BOLIVARES HISTORICOS
(Expresados en Miles de Bolívares)

	2004	2003
ACTIVIDADES OPERACIONALES:		
Utilidad neta	20.104.746	4.940.814
Ajustes para conciliar la utilidad neta con el efectivo provisto por las actividades operacionales:		
Participación accionistas minoritarios, neto	745.176	753.205
Ganancia en venta de activos	(81.751)	1.700
Participación en resultados de afiliadas no consolidadas	-	212.234
Amortización de exceso de costo sobre el valor en libros acc. de afiliadas	-	20.187
Depreciación	1.118.679	976.299
Provisión para prestaciones sociales	3.386.495	2.612.155
Cambios en activos y pasivos operacionales	7.108.499	7.468.569
Cargos diferidos y otros activos	(114.620)	(20.570)
Pago de prestaciones sociales	(2.474.472)	(2.503.633)
Otros pasivos y créditos diferidos	(29.628)	(29.638)
Efectivo neto provisto por las actividades operacionales	29.763.124	14.431.322
ACTIVIDADES DE INVERSION:		
Venta y retiros de propiedades y equipos	697.760	152
Adiciones a propiedades, planta y equipo, neto	(2.637.739)	(531.606)
Efectivo neto usado en las actividades de inversión	(1.939.979)	(531.454)
ACTIVIDADES DE FINANCIAMIENTO:		
Aumento (Disminución) en pagarés y sobregiros bancarios	11.133.600	135.000
Disminución de préstamos a largo plazo	(2.657.100)	(2.174.500)
Dividendos en efectivo	(13.764.056)	-
Efectivo neto usado en las actividades de financiamiento	(5.287.556)	(2.039.500)
AUMENTO (DISMINUCION) NETA EN EFECTIVO Y EQUIVALENTES DE EFECTIVO	22.535.589	11.860.368
EFECTIVO Y EQUIVALENTES DE EFECTIVO:		
AL INICIO DEL PERIODO	15.482.267	12.922.284
AL FINAL DEL PERIODO	38.017.856	24.782.652

Juan Antonio Lovera
Vicepresidente Corporativo de Finanzas

María Alejandra Maguhn
María Alejandra Maguhn
Contralor Corporativo


INTERPRETE
PUBLICO
JUDITH X. HERNANDEZ MORA

The undersigned, JUDITH XIOMARA HERNANDEZ MORA, a Venezuelan citizen, of legal age and domiciled in Caracas, bearer of Identity Card No. 6508588, Public Translator in the English Language in and for the Republic of Venezuela, pursuant to License granted by the Ministry of Justice, dated April 29, 1996, published in Official Gazette of the Republic of Venezuela No. 35896, dated June 21, Nineteen Hundred and Ninety- Six, and duly registered with the Principal Public Registry Office of the Federal District on April 30, 1996, under No. 233, folio 233, Volume 6, and with the Sixth Court of First Instance for Civil, Commercial and Traffic Matters for the Judicial Circuit of the Metropolitan Area of Caracas on May 28, 1996, File No. 96873, DO HEREBY CERTIFY: A document in the Spanish Language has been submitted to me whose faithful translation into the English Language reads as follows:--

[Letterhead of MANPA]

Caracas, April 13, 2004.

Citizen

President of the

NATIONAL SECURITIES AND EXCHANGE COMMISSION

Your Office

Attached hereto I enclose advertisements published in two (2) newspapers of major national circulation, corresponding to payment of cash ordinary dividend of six bolivars (Bs.6.00) per share, in compliance with that approved as of March 26, 2004 by the General Shareholder's Meeting of this company.

Participation that we make pursuant to the provisions of Ordinal 2nd, Article 4, of the "Standards Related to Periodical or Occasional Financial Information that Should be Submitted by Companies which Securities Are Listed in the National Securities and Exchange Commission."

Sincerely,

Lic. Carlos E. Delfino T. (signed) Illegible. President.

Enclose as indicated.--

EL NACIONAL established in 1943 Caracas – Venezuela. Tuesday, March 30, 2004.

[Logotype of MANPA]


INTERPRETE
PUBLICO

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

Authorized Capital Bs.45,880,188,480.00

Subscribed Capital Bs.22,940,094,240.00

Capital Paid-In Bs. 22,940,094,240.00

DIVIDEND

Shareholders of this company are do hereby notified that the Board of Directors in its meeting No.915 as of March 26, 2004 decided to set the dates for registration and payment of dividend, thus complying with that approved on March 26, 2004 by the General Shareholders' Meeting that decreed an ordinary cash dividend of Six Bolivars (Bs.6.00) per share, for each of the Two Thousand Two Hundred Ninety-Four Million Nine Thousand Four Hundred Twenty-Four (2,294,009,424) shares comprising the current capital stock of the company, with charge to the Undistributed profit account at December 31, 2003 corresponding to shareholders registered on the fifth business day following the publication of the ad in two (2) newspapers of major circulation, that is on April 6, 2004 (limit date for transaction with benefit), payable on the ninth business day following that date, that is, from April 15, 2004 (effective date for registering benefit), in one sole portion.

Dividends will be paid at the business premises situated in Avenida Francisco de Miranda, esquina con Av. El Parque, Torre Country Club, Piso 12, Chacaíto.

The National Securities and Exchange Commission authorized the present publication by official communication No.DCOP-067 dated March 29, 2004 pursuant to the provisions of Resolution No.159-96 dated July 3, 1996 published in Special Official Gazette No.5.081 dated July 31, 1996.

Caracas, March 30, 2004. --

"EL UNIVERSAL" National Award of Journalism, Design Mention. Award to "SND"(sic) Excellence. Tuesday, March 30, 2004. Caracas, Venezuela. Year XCIV – No.34.024. Legal Deposit PP-19090IDF43

[Logotype of MANPA]

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

Authorized Capital Bs.45,880,188,480.00

Subscribed Capital Bs.22,940,094,240.00

Capital Paid-In Bs. 22,940,094,240.00

DIVIDEND

Shareholders of this company are do hereby notified that the Board of Directors in its meeting No.915 as of March 26, 2004 decided to set the dates for registration and payment of dividend, thus complying with that approved on March 26, 2004 by the General Shareholders' Meeting that decreed an ordinary cash dividend of Six Bolivars (Bs.6.00) per share, for each of the Two Thousand Two Hundred Ninety-Four Million Nine Thousand Four Hundred Twenty-Four (2,294,009,424) shares comprising the current capital stock of the company, with charge to the Undistributed profit account at December 31, 2003 corresponding to shareholders registered on the fifth business day following the publication of the ad in two (2) newspapers of major circulation, that is on April 6, 2004 (limit date for transaction with benefit), payable on the ninth business day following that date, that is, from April 15, 2004 (effective date for registering benefit), in one sole portion.

Dividends will be paid at the business premises situated in Avenida Francisco de Miranda, esquina con Av. El Parque, Torre Country Club, Piso 12, Chacaíto.

The National Securities and Exchange Commission authorized the present publication by official communication No.DCOP-067 dated March 29, 2004 pursuant to the provisions of Resolution No.159-96 dated July 3, 1996 published in Special Official Gazette No.5.081 dated July 31, 1996.

Caracas, March 30, 2004. --

Translator's Note: At the upper right margin of each of the three (3) pages in Spanish there is a wet seal that reads as follows: "National Securities and Exchange Commission. 2004 April 14 PM 3:22 FILE RECEIVED."--

The foregoing is the true and exact translation of the attached document IN WITNESS WHEREOF I have hereunto set my hand and affixed my seal in Caracas, today, May 8th, 2004.

JUDITH HERNANDEZ MORA
CERTIFIED PUBLIC TRANSLATOR

U.E.N. Molino Papel Escribir, Imprimir, Embalar
Teléfonos (043) 401224 - 401121
U.E.N. Molino Papel Higiénico
Teléfonos (043) 407511 - 407413 407534
U.E.N. Planta Sacos
Teléfonos (043) 401357 - 401341
U.E.N. Planta Bolsas
Teléfonos (043) 401100 - 401072

U.E.N. Formas Continuas, Resmas, Resmillas
Teléfonos (043) 401219 - 401220
(02) 2397461 - 2392480
U.E.N. Productos Escolares y de Oficina ALPES
Teléfonos (041) 332419 - 332405 - 332428
U.E.N. Transportes ALPES
Teléfonos (043) 474910 - 401380


MANPA

Oficina Principal
Avenida Francisco de Miranda,
Torre Country Club,
Chacaíto, Caracas 1050.
Apartado Postal 2046 Caracas 1010-A Ve
Teléfono (02) 9012311
Internet: http://www.manpa.com.ve


2004 APR 14 PM 3:22
ARCHIVO
RECIBIDO

Caracas, 13 de abril de 2004

Ciudadano
Presidente de la
COMISION NACIONAL DE VALORES
Su Despacho

Anexo a la presente le remito los avisos publicados en dos (2) diarios de mayor circulación nacional, correspondiente al **pago del dividendo ordinario en efectivo** de **Seis Bolívares (Bs. 6,oo)** por acción, dando cumplimiento a lo aprobado en fecha 26 de marzo de 2004 por la Asamblea General de Accionistas de esta empresa.

Participación que hacemos a usted conforme a lo previsto en el Ordinal 2o. del Artículo 4° de las Normas Relativas a la Información Financiera Periódica u Ocasional que deben suministrar las Sociedades cuyos Títulos Valores se encuentren en el Registro Nacional de Valores".

Atentamente,

MANUFACTURAS DE PAPEL, C.A.
(Manpa), S.A.C.A.

Lic. CARLOS E. DELFINO T.
Presidente

anexo lo indicado

Dra. Nelly González – Av. Francisco de Miranda, Torre Country Club, Piso 12, Chacaíto, Urb. El Bosque –
Teléfono: 9012307 – Fax: 901.2410 – correo electrónico: ngonzalez@manpa.com.ve

EL NACIONAL
FUNDADO EN 1943·CARACAS·VENEZUELA
MARTES 30
marzo de 2004
http://www.el-nacional.con
DEPÓSITO LEGAL PP 1943(
AÑO LXI Nº 21.759


MANPA

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

Capital Autorizado Bs. 45.880.188.480,oo
Capital Suscrito Bs. 22.940.094.240,oo
Capital Pagado Bs. 22.940.094.240,oo

DIVIDENDO

Se participa a los señores accionistas de esta compañía que la Junta Directiva en su reunión N° 915 de fecha 26 de marzo de 2004, decidió establecer las fechas de registro y pago del dividendo, dando cumplimiento a lo aprobado en fecha 26 de marzo de 2004 por la Asamblea General Ordinaria de Accionistas, que decretó un dividendo ordinario en efectivo de Seis Bolívares (Bs. 6,oo) por acción, para cada una de las Dos Mil Doscientas Noventa y Cuatro Millones Nueve Mil Cuatrocientas Veinticuatro (2.294.009.424) acciones que conforman el capital social actual de esta compañía, con cargo a la Cuenta Utilidades No Distribuidas al 31 de diciembre de 2003, correspondiente a los accionistas registrados al quinto día hábil siguiente a la publicación del aviso en dos (2) periódicos de mayor circulación nacional, es decir el 6 de abril de 2004 (fecha límite de transacción con beneficio), pagadero al quinto día hábil siguiente a esa fecha, es decir a partir del 15 de abril de 2004 (fecha efectiva de registro del beneficio), en una única porción.

Los dividendos serán pagados en las oficinas de la compañía ubicadas en la Avenida Francisco de Miranda, esquina con Av. El Parque, Torre Country Club, Piso 12, Chacaíto.

La presente publicación fue autorizada por la Comisión Nacional de Valores, mediante oficio N° DCOP-067 de fecha 29 de marzo de 2004, de conformidad con lo establecido en la Resolución N° 159-96 de fecha 3 de julio de 1996, publicada en Gaceta Oficial Extraordinaria N° 5.081 de fecha 31 de julio de 1996.

Caracas, 30 de marzo de 2004

EL UNIVERSAL

PREMIO NACIONAL DE PERIODISMO MENCION DISEÑO · PREMIO A LA EXCELENCIA DE LA SND

MARTES 30 DE MARZO DE 2004, CARACAS, VENEZUELA - AÑO XCIV - Nº 34.024 - DEPOSITO LEGAL PP-190901DF43



MANPA

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

Capital Autorizado Bs. 45.880.188.480,oo
Capital Suscrito Bs. 22.940.094.240,oo
Capital Pagado Bs. 22.940.094.240,oo

DIVIDENDO

Se participa a los señores accionistas de esta compañía que la Junta Directiva en su reunión N° 915 de fecha 26 de marzo de 2004, decidió establecer las fechas de registro y pago del dividendo, dando cumplimiento a lo aprobado en fecha 26 de marzo de 2004 por la Asamblea General Ordinaria de Accionistas, que decretó un dividendo ordinario en efectivo de Seis Bolívares (Bs. 6,oo) por acción, para cada una de las Dos Mil Doscientas Noventa y Cuatro Millones Nueve Mil Cuatrocientas Veinticuatro (2.294.009.424) acciones que conforman el capital social actual de esta compañía, con cargo a la Cuenta Utilidades No Distribuidas al 31 de diciembre de 2003, correspondiente a los accionistas registrados al quinto día hábil siguiente a la publicación del aviso en dos (2) periódicos de mayor circulación nacional, es decir el 6 de abril de 2004 (fecha límite de transacción con beneficio), pagadero al quinto día hábil siguiente a esa fecha, es decir a partir del 15 de abril de 2004 (fecha efectiva de registro del beneficio), en una única porción.

Los dividendos serán pagados en las oficinas de la compañía ubicadas en la Avenida Francisco de Miranda, esquina con Av. El Parque, Torre Country Club, Piso 12, Chacaíto.

La presente publicación fue autorizada por la Comisión Nacional de Valores, mediante oficio N° DCOP-067 de fecha 29 de marzo de 2004, de conformidad con lo establecido en la Resolución N° 159-96 de fecha 3 de julio de 1996, publicada en Gaceta Oficial Extraordinaria N° 5.081 de fecha 31 de julio de 1996.

Caracas, 30 de marzo de 2004

The undersigned, JUDITH XIOMARA HERNANDEZ MORA, a Venezuelan citizen, of legal age and domiciled in Caracas, bearer of Identity Card No. 6508588, Public Translator in the English Language in and for the Republic of Venezuela, pursuant to License granted by the Ministry of Justice, dated April 29, 1996, published in Official Gazette of the Republic of Venezuela No. 35896, dated June 21, Nineteen Hundred and Ninety- Six, and duly registered with the Principal Public Registry Office of the Federal District on April 30, 1996, under No. 233, folio 233, Volume 6, and with the Sixth Court of First Instance for Civil, Commercial and Traffic Matters for the Judicial Circuit of the Metropolitan Area of Caracas on May 28, 1996, File No. 96873, DO HEREBY CERTIFY: A document in the Spanish Language has been submitted to me whose faithful translation into the English Language reads as follows:--

BOLIVARIAN REPUBLIC OF VENEZUELA

NATIONAL SECURITIES AND EXCHANGE COMMISSION

DCOP-067

Caracas, March 29, 2004

Messrs.

MANUFACTURAS DE PAPEL C.A. (MANPA) S.A.C.A.

Present.-

Attn.: Lic. Carlos E. Delfino T.

President.-



I am pleased to address you based on communication submitted before this institution as of March 26, 2004 in regard to payment of a cash ordinary dividend agreed upon by the Board of Directors in its meeting No.915 as of March 26, 2004, pursuant to authorization granted by the General Shareholder's Meeting dated March 26, 2004 to which copies to be published of the draft notification referred to by Resolution No.159-96, dated July 3, 1996 by the National Securities and Exchange Commission is attached thereto.

Sincerely,

LUCIA SAVATTIERE FIANDACA (signed) Illegible.

Executive Secretary.

MY/OM (signed) Illegible. --

The foregoing is the true and exact translation of the attached document IN WITNESS WHEREOF I have hereunto set my hand and affixed my seal in Caracas, today, May 8th, 2004.

JUDITH HERNANDEZ MORA
CERTIFIED PUBLIC TRANSLATOR

REPUBLICA DE VENEZUELA INTERPRETE PUBLICO JUDITH X. HERNANDEZ MORA

REPUBLICA BOLIVARIANA DE VENEZUELA


CNV
Comisión
Nacional
de Valores

DCOP-067

Caracas, 29 de marzo de2.004.

Señores:
MANUFACTURAS DE PAPEL C.A.
(MANPA), S.A.C.A.
Presente.-

Att.: Lic. Carlos E. Delfino .T.
Presidente.

Tengo a bien dirigirme a usted, en atención a su comunicación consignada por ante este Organismo en fecha 26 de marzo de 2.004, relativa al pago de un dividendo ordinario en efectivo acordado por la Junta Directiva en su reunión N° 915 de fecha 26 de marzo de 2.004, de conformidad con la autorización otorgada por la Asamblea General Ordinaria de Accionistas de fecha 26 de marzo de 2.004, a la cual anexan copia del proyecto de aviso de notificación a que se refiere la Resolución N° 159-96, de fecha 3 de julio de 1.996, de la Comisión Nacional de Valores, a ser publicado en la prensa.

En consecuencia a los fines del conocimiento público, la misma fue agregada al expediente de esa sociedad en el Registro Nacional de Valores.

Atentamente,

LUCIA SAVATTIERE FIANDACA
Secretaria Ejecutiva

IY/OM.-

The undersigned, JUDITH XIOMARA HERNANDEZ MORA, a Venezuelan citizen, of legal age and domiciled in Caracas, bearer of Identity Card No. 6508588, Public Translator in the English Language in and for the Republic of Venezuela, pursuant to License granted by the Ministry of Justice, dated April 29, 1996, published in Official Gazette of the Republic of Venezuela No. 35896, dated June 21, Nineteen Hundred and Ninety- Six, and duly registered with the Principal Public Registry Office of the Federal District on April 30, 1996, under No. 233, folio 233, Volume 6, and with the Sixth Court of First Instance for Civil, Commercial and Traffic Matters for the Judicial Circuit of the Metropolitan Area of Caracas on May 28, 1996, File No. 96873, DO HEREBY CERTIFY: A document in the Spanish Language has been submitted to me whose faithful translation into the English Language reads as follows:---------------------------------------

[Letterhead of MANPA]

Caracas, April 28,2003

Messrs.

NATIONAL SECURITIES COMMISSION

Present.-

Att. National Securities Registry

Complying with the remarks of your correspondence dated April 16, 2004, regarding the periodical or occasional information that entities subject to control by this office have to supply, attached please find three (3) copies of the following documents:

1- Audited Financial Statements with the corresponding amendments.
2- Form CNV-FG-009 regarding remuneration of the members of the Board of Directors. REGARDING THIS ITEM WE HAVE REQUESTED THE NATIONAL SECURITIES COMMISSION TO KEEP SUCH INFORMATION AS CONFIDENTIAL; THEREFORE, IT WAS DIRECTLY DELIVERED TO THE PRESIDENCY.
3- Declaration about payment and decree of dividends form CNV-FG-008.

Having no further matter to discuss,

Sincerely,

Leticia Level (signed) Illegible

Corp. Planning Manager.

llevel@manpa.com.ve

Phone number 901 22 45

Translator note:

At the upper margin of this document there is a wet seal that reads as follows: "National Securities Commission. 2004 April 29 1:43 PM. FILE. RECEIVED." Stapled to this letter there is tax return No.0658 together with its translations. ---------------------------------

The foregoing is the true and exact translation of the attached document IN WITNESS WHEREOF I have hereunto set my hand and affixed my seal in Caracas, today, May 13th, 2004.

REPUBLICA DE VENEZUELA INTERPRETE PUBLICO JUDITH X. HERNANDEZ MORA

JUDITH HERNANDEZ MORA
CERTIFIED PUBLIC TRANSLATOR

C.N.V. - FG008

No. 0658

REPUBLIC OF VENEZUELA
NATIONAL SECURITIES COMMISSION

TAX RETURN:
DECREE AND/OR PAYMENT OF DIVIDENDS AND FORWARDING PERIODICAL OR OCCASIONAL INFORMATION (IN COMPLIANCE WITH ARTICLES 21 AND 125 OF THE CAPITAL MARKET LAW)

"NATIONAL SECURITIES COMMISION
April 29, 2004 1:43 PM
FILE RECEIVED"

No. ____

TYPE OF DECREED DIVIDEND

ORDINARY ☑

EXTRAORDINARY ☐

1. COMPANY NAME

MANUFACTURAS DE PAPEL,C.A. (MANPA) S.A.C.A.

2. CODE	3. TELEPHONE NUMBER(S):	4. ADDRESS: Avenida Francisco de Miranda Torre Country Club,
	0212 9012245	Piso 11 - Chacaito

5. MAIN FINANCIAL ACTIVITY	6. CAPITAL STOCK	
PAPER PRODUCTION AND CONVERSION	SUBSCRIBED	PAID-IN
7. NUMBER OF SHAREHOLDERS	22,940,094,240	22,940,094,240

8. DIVIDEND DECREED BY:		STATUTORY BASIS	9. DATES DECREE	RECORD	OF PAYMENTS	
SHAREHOLDERS' MEETING	[X]		03/25/03	05/19/03		
BOARD OF DIRECTORS	[ ]		10/17/03	11/07/03	05/30/03	11/14/03

10. FIRST TIME FILING A TAX RETURN YES NO

11. COMPANY CATEGORY: CIA. ANONIMA O SAICA O MUTUAL FUND O SACA X
MUTUAL FUND Administrator OTHER: O

12. PROFIT SHARING DISTRIBUTION

	FISCAL YEARS					
	PREVIOUS			DECREED		
FOR THE PERIOD FROM	01	01	2002	01	01	2003
UNTIL	12	31	2002	12	31	2003

	PREVIOUS	DECREED
I NET PROFIT BEFORE PARTICIPATION IN THE ADMINISTRATING BOARD	4,922,005	31,871,063
LESS a) INCOME TAX	2,865,582	9,228,222
b) LEGAL RESERVE(S)		
II NET INCOME AFTER DEDUCTIONS (a.b.)	2,056,426	22,642,841
LESS: COMPENSATION DEFICIT PREVIOUS FISCAL YEAR(S)		
III NET PROFIT TAKEN AS BASE FOR THE DECREE	2,056,426	22,642,841

DECREED AND PAID-IN DIVIDENDS	FISCAL YEARS					
	IMMEDIATE BEFORE				DECREED	
	TOTAL DECREED		TOTAL PAID AT THE DATE OF THIS TAX RETURN		DECREED	
FOR THE FISCAL YEAR	FROM 01/01/02				01 01 2003	
	UNTIL 12/31/2002				31 12 2003	
	AMOUNT	%	AMOUNT	%	AMOUNT	%
IV. CASH PREFERRED SHARES						
V. CASH COMMON SHARES	20,646,084,816	100	20,646,084,816	100	22,940,094,240	100
TOTAL CASH DIVIDEND	20,646,084,816	100	20,646,084,816	100	22,940,094,240	100
VI. SHARE DIVIDEND						
VII. OTHER TYPE OF DIVIDEND						
TOTAL DIVIDEND	20,646,084,816	100	20,646,084,816	100	22,940,094,240	100

CASH DIVIDEND	ACCUMULATED BEFORE PREVIOUS TAX (FROM 1969)	FROM PREVIOUS FISCAL YEAR	TOTAL ACCUMULATED
a) Decreed dividend			
b) Unpaid decreed dividend			
PERCENTAGE (A+B)			

EXPLAIN WHY THE COMPANY HAS NOT FULLY OR PARTIALLY PAID DIVIDENDS, IF APPLIES.

13. IF THE COMPANY WERE EXEMPTED BY THE NATIONAL SECURITIES COMMISSION IN VIEW OF ARTICLE 126 OF THE CAPITAL MARKET LAW INDICATE RESOLUTION No. ________________ DATE OF RESOLUTION ____________

14. DOES THE COMPANY HAVE ANY TAX INCENTIVE ? YES ____ NO ____ DATE OF INCENTIVE



MANPA

Caracas, 28 de Abril de 2004.

Señores
COMISION NACIONAL DE VALORES
Presente.-

Att: Registro Nacional de Valores

Cumpliendo con las observaciones de su correspondencia de fecha 16 de abril del 2004, correspondiente a la información periódica u ocasional que deben suministrar las entidades sometidas al control de este organismo, anexo a la presente encontrarán tres (3) ejemplares de los siguientes documentos:

1- Estados Financieros auditados con las modificaciones correspondientes.

2- Planilla forma CNV-FG-009 referente a la remuneración de los miembros de la Junta Directiva. EN RELACION A ESTE PUNTO LE HEMOS SOLICITADO A LA COMISION NACIONAL DE VALORES MANTENER DICHA INFORMACION EN FORMA CONFIDENCIAL POR LO QUE LA MISMA SE ENTREGO DIRECTAMENTE EN PRESIDENCIA.

3- Declaración sobre pago y decreto de dividendos forma CNV-FG-008.

Sin más que agregar

Atentamente

Leticia Level
Gerente de Planificación Corp.
llevel@manpa.com.ve
Teléfono 901 22 45

REPUBLICA DE VENEZUELA
COMISION NACIONAL DE VALORES

Nº 0658

No. ______

TIPO DE DIVIDENDO DECRETADO

ORDINARIO ☐
EXTRAORDINARIO ☐

DECLARACION SOBRE:
DECRETO Y/O PAGO DE DIVIDENDOS Y REMISION DE INFORMACION PERIODICA U OCASIONAL (EN CUMPLIMIENTO DE LOS ARTICULOS 21 Y 125 DE LA LEY DE MERCADO DE CAPITALES).

1. NOMBRE DE LA EMPRESA

Manufacturas de Papel, C.A. (Manpa) S.A.C.A.

2. CODIGO	3. NUMERO(S) DE TELEFONO:	4. DIRECCION:
	0212 9012245	Av. Francisco de Miranda Torre Country Club, Piso 11 - Chacaito

5. PRINCIPAL ACTIVIDAD ECONOMICA
Produccion y Conversion de Papel

7. NUMERO DE ACCIONISTAS

6. CAPITAL SOCIAL	
SUSCRITO	PAGADO
22.940.094.240	22.940.094.240

8. DIVIDENDO DECRETADO POR:
Asamblea Accionistas ☒
Junta Directiva ☐

FUNDAMENTO ESTATUTARIO

9. FECHAS			
DECRETO	REGISTRO	DE PAGOS	
25/03/03	19/05/03	30/5/03	14/11/03
17/10/03	07/11/03		

10. PRIMERA VEZ QUE DECLARA SI ☐ NO ☐

11. FORMA DE SOCIEDAD: CIA. ANONIMA ☐ SAICA ☐ FONDO MUTUAL ☐ SACA ☒
ADMINISTADORA DE FONDO MUTUAL ☐ OTRA: ______

12. DISTRIBUCION DE LA UTILIDAD:	EJERCICIOS ANTERIOR	DECRETADO
POR EL PERIODO DESDE	01 01 2002	01 01 2003
HASTA	31 12 2002	31 12 2003
I UTILIDAD NETA ANTES DE PARTICIPACION DE LA JUNTA ADMINISTRADORA	4.922.005	31.871.063
MENOS a) IMPUESTO SOBRE LA RENTA	2.865.582	9.228.222
b) RESERVA(S) LEGAL(ES)		
II UTILIDAD NETA DESPUES DE DEDUCCIONES (a. b.)	2.056.426	22.642.841
MENOS: COMPENSACION DEFICIT EJERCICIO(S) ANTERIOR(ES)		
III UTILIDAD NETA TOMADA COMO BASE PARA EL DECRETO	2.056.426	22.642.841

DIVIDENDOS DECRETADOS Y PAGADOS	EJERCICIOS ECONOMICOS - INMEDIATO ANTERIOR: TOTAL DECRETADO		TOTAL PAGADO A LA FECHA DE ESTA DECLARACION		DECRETADO	
POR EL EJERCICIO DESDE	01 01 2002				01 01 2003	
HASTA	31 12 2002				31 12 2003	
	MONTO	%	MONTO	%	MONTO	%
IV. EFECTIVO ACCIONES PREFERIDAS						
V. EFECTIVO ACCIONES COMUNES	20.646.084.816	100	20.646.084.816	100	22.940.094.240	100
TOTAL DIVIDENDO EN EFECTIVO	20.646.084.816	100	20.646.084.816	100	22.940.094.240	100
VI. DIVIDENDO EN ACCIONES						
VII. OTRO TIPO DE DIVIDENDO						
TOTAL DIVIDENDO	20.646.084.816	100	20.646.084.816	100	22.940.094.240	100

DIVIDENDO EN EFECTIVO	ACUMULADO ANTES DEL EJERCICIO ANTERIOR (A PARTIR DE 1969)	DEL EJERCICIO ANTERIOR	TOTAL ACUMULADO
a) Dividendo Decretado			
b) Dividendo Decretado no Pagado			
PORCENTAJE (a + b)			

EXPLIQUE SI FUERA EL CASO, POR QUE LA EMPRESA NO HA PAGADO TOTAL O PARCIALMENTE LOS DIVIDENDOS

______

13. SI LA EMPRESA FUE EXIMIDA POR LA COMISION DE VALORES EN ATENCION AL ARTICULO 126 DE LA LEY DE MERCADO DE CAPITALES SEÑALE Nº DE LA RESOLUCION ______ FECHA DE LA RESOLUCION ______


INTERPRETE
PUBLICO
JUDITH X. HERNANDEZ MORA

The undersigned, JUDITH XIOMARA HERNANDEZ MORA, a Venezuelan citizen, of legal age and domiciled in Caracas, bearer of Identity Card No. 6508588, Public Translator in the English Language in and for the Republic of Venezuela, pursuant to License granted by the Ministry of Justice, dated April 29, 1996, published in Official Gazette of the Republic of Venezuela No. 35896, dated June 21, Nineteen Hundred and Ninety- Six, and duly registered with the Principal Public Registry Office of the Federal District on April 30, 1996, under No. 233, folio 233, Volume 6, and with the Sixth Court of First Instance for Civil, Commercial and Traffic Matters for the Judicial Circuit of the Metropolitan Area of Caracas on May 28, 1996, File No. 96873, DO HEREBY CERTIFY: A document in the Spanish Language has been submitted to me whose faithful translation into the English Language reads as follows:--

[Letterhead of Manpa]

Caracas, March 2, 2004.

Citizen

President of the NATIONAL SECURITIES AND EXCHANGE COMMISSION

Your Office.

For participation purposes I attach hereto the notification that will be published in the local newspapers for the General Shareholders' Meeting of this company which date has been set for March 26, 2004.

Likewise, in compliance with the provisions set forth in Article 113 of the Capital market law we enclose the following documents:

- Consolidated financial statements, year ended at December 31, 2003.
- Report by Statutory Auditors.
- Proposals that the Board of Directors will submit.

Having no further matter to discuss,

Sincerely,

MANUFACTURAS DE PAPEL, C.A. (Manpa) S.A.C.A.

Lic. CARLOS E. DELFINO T. (signed) Illegible.

President.

Enclose as indicated.--


INTERPRETE
PUBLICO

[Letterhead of MANPA]

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

Authorized Capital Bs.45,880,188,480.00

Subscribed Capital Bs.22,940,094,240.00

Capital Paid-In Bs. 22,940,094,240.00

NOTIFICATION

Shareholders of this company are hereby convened for the **General Shareholders' Meeting** to be held **at 12:00 m., on March 26, 2004** in our premises situated in Avenida Francisco de Miranda, Torre Country Club, Piso 1, Chacaíto, of this city, with the following purposes:

1) Considering the Financial Statements corresponding to the fiscal year that goes from January 1 to December 31, 2003 in view of the reports by the Board of Directors and the Statutory Auditors.
2) Appointing the members of the Board of directors for the next statutory period.
3) Agreeing upon an ordinary dividend to be allocated among shareholders and delegating to the Board of Directors setting the dates for registration and payment to shareholders.

Shareholders are hereby informed that the audited Financial Statements, the reports by the Statutory Auditors, the reports of the Statutory Auditors and other documents related herein have been at their disposal at the company premises from March 3, 2004.

Caracas, March 19, 2004.

For the **BOARD OF DIRECTORS**.

CARLOS DELFINO T. President.--

[Letterhead of Manpa]

GENERAL SHAREHOLDERS' MEETING.

MARCH 26, 2004

PROPOSAL

THIRD ITEM OF THE NOTIFICATION.- Agreeing upon the decree of dividends to allocate to shareholders. It is hereby proposed to decree an ordinary cash dividend of six (6) bolivars per share, for each of the Two Thousand Two Hundred Ninety-Four

Million Nine Thousand Four Hundred Twenty-Four (2,294,009,424) shares comprising the current capital stock of this company, with charge to the Undistributed earnings account at December 31, 2003 payable to shareholders registered on the fifth business day (limit date of transaction with benefit) following publication in two (2) newspapers of major national circulation of the notification of dividends authorized by the National Securities and Exchange Commission, payable from the fifth business day following this latter date (effective date of registry with benefit). Payment needs to be made during the present year, in one portion.

Likewise, it is hereby requested to delegate on the Board of Directors to set the date to registry and pay under the aforementioned terms.

(signed) Illegible.--

[Letterhead of Deloitte & Touche]

Manufacturas de Papel, C.A. (MANPA) S.A.C.A. and Affiliates

Report by the Independent Public Accountants

Consolidated Financial Statements and Supplementary Information for the years ended at December 31, 2003 and 2002

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND AFFILIATES

Table of Content

[Letterhead of Deloitte & Touche]

REPORT BY THE INDEPENDENT PUBLIC ACCOUNTANTS

To the Shareholders and the Board of Directors of

Manufacturas de Papel, C.A. (MANPA) S.A.C.A.

We have carried out the audits of the consolidated balance sheets of **Manufacturas de Papel, C.A. (Manpa) S.A.C.A. and Affiliates** at December 31, 2003 and 2002, and of the consolidated associated income statements, of flows in equity accounts and of cash flows for the years ended on those dates, which are enclosed herein, stated in constant bolivars. Preparation of such financial statements is the responsibility of Company management. Our responsibility is to give an opinion about those financial statements based on our audits.

We have carried out our audits pursuant to the audit standards generally accepted in Venezuela. These standards require us to plan and carry out the audit to obtain a reasonable assurance that the financial statements are exempted from material mistakes. An audit includes revision, based on selective tests, of the evidences supporting the amounts and the disclosures of the financial statements. An audit also includes the evaluation of the accounting principles used and the significant estimations made by the management as well as the thorough evaluation of the entire presentation of the financial statements. We believe our audits provide a fairly base for our opinion.

The Company is subject to control by the National Securities and Exchange Commission; therefore, the financial statements are presented in compliance with the standards for preparing financial statements set forth by such Commission. Main differences applicable to the Company, among the standards abovementioned and the accounting principles generally accepted in Venezuela, are explained in Note 1 to the consolidated financial statements.

In our opinion, the consolidated financial statements aforementioned reasonably state, in all their significant aspects, the financial situation of Manufacturas de Papel, C.A. (MANPA) S.A.C.A. and Affiliates at December 31, 2003 and 2002 and the results of its operations and cash flows for the years ended on those dates, pursuant to the standards set forth for preparing financial statements of entities subject to control by the National Securities and Exchange Commission.

Our audits were made in order to state an opinion about the consolidated financial statements in constant bolivars of Manufacturas de Papel, C.A. (MANPA) S.A.C.A. and Affiliates, taken as a whole. Pages 24 to 27 include, for the purposes of supplementary information, the consolidated financial statements at December 31, 2003 and 2002 which presentation base differs from that required by the accounting principles generally accepted in Venezuela, thus complying with the provisions of the National Securities and Exchange Commission. This supplementary information is the responsibility of company management. Such financial statements have been subject to the audit procedures applied to the audits of financial statements restated in constant bolivars and, in our opinion, are reasonably presented in all their substantial matters pursuant to the accounting bases described in Note attached to such supplementary information.

LARA MARAMBIO & ASOCIADOS

Henry M. Sardo (signed) Illegible.

Public Accountant.

C.P.C. (Certified Public Accountant)No. 10.171

C.N.V. No.S-796

Valencia – Venezuela, February 16, 2004 --

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND AFFILIATES

CONSOLIDATED BALANCE SHEET

AT DECEMBER 31, 2003 AND 2002

IN CONSTANT BOLIVARS AT DECEMBER 31, 2003

(Stated in thousand bolivars)

	2003	2002
ASSETS		


INTERPRETE
PUBLICO
JUDITH X. HERNANDEZ MORA

CURRENT ASSETS:		
Cash and cash equivalents (Notes 1, 15 and 16)	13,882,269	19,653,908
Bills and accounts receivable, net (Notes 3, 15 and 16)	54,677,657	56,104,752
Advances to suppliers and others (Note 15)	2,412,091	3,299,124
Inventories –net (Notes 1 and 4)	47,495,606	52,046,924
Expenses paid in advance	795,835	624,777
Other current assets – net (Notes 1 and 5)	7,374,853	12,601,812
Total current assets	126,638,311	144,331,297
LONG-TERM SPARE PARTS INVENTORY (Note 4)	8,302,703	8,461,834
INVESTMENTS IN AFFILIATES – Net (Notes 1 and 6)	4,417,612	5,651,998
PROPERTY, PLANT AND EQUIPMENT – Net (Notes 1 and 7)	397,601,692	449,927,100
DEFERRED CHARGES AND OTHER ASSETS – Net (Notes 1 and 8)	1,300,969	1,274,813
TOTAL	538,261,287	609,647,042
LIABILITIES, MINORITY INTERESTS AND SHAREHOLDER'S EQUITY		
CURRENT LIABILITIES:		
Promissory notes and bank overdrafts (Note 9)	10,620,000	10,420,905
Current portion of long-term loans	-	7,783,908
Current portion of obligations and commercial papers (Note 10)	5,460,600	2,541,684
Documents payable (Notes 15 and 18)	1,222,731	8,216,503
Accounts payable (Notes 11 and 15)	41,914,480	63,614,131
Dividends payable	5,178,987	356,281
Accrued expenses payable (Note 15)	7,193,241	7,966,135
Taxes payable (Notes 1 and 12)	7,741,652	2,741,894
Total current liabilities	79,331,691	103,641,441
LONG-TERM LOANS (Notes 9 and 15)	-	1,906,263
CURRENT OBLIGATIONS ISSUED (Note 10)	-	3,360,233

PROVISION FOR SEVERANCE BENEFITS (Note 1)	7,207,096	7,898,567
OTHER LIABILITIES AND DIFFERED CREDITS	28,994	57,987
Total liabilities	86,567,781	116,864,491
MINORITY INTERESTS	1,330,432	1,066,594
SHAREHOLDERS' EQUITY – As per attached financial statement (Notes 1 and 14)	450,363,074	491,715,957
TOTAL	538,261,287	609,647,042

See Notes to the consolidated financial statements --

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND AFFILIATES

CONSOLIDATED INCOME STATEMENT

FOR THE YEARS ENDED AT DECEMBER 31, 2003 AND 2002

IN CONSTANT BOLIVARS AT DECEMBER 31, 2003

(Stated in thousand bolivars except Net income per share)

	2003	2002
NET SALES (Note 17)	311,371,851	259,705,157
SALES COST	203,871,781	179,569,473
GROSS INCOME	107,500,070	80,135,684
SALES EXPENSES	25,052,310	32,118,371
OVERHEADS AND ADMINISTRATIVE EXPENSES	12,156,666	15,282,753
	37,208,976	47,401,124
OPERATING INCOME	70,291,094	32,734,560
OTHER INCOME (DISBURSEMENTS):		
Provision for investments	(3,508,095)	(5,532,611)
Loss from temporary investments	(23,083,167)	-
Net loss from exchange cover contract	(365,888)	-
Income from selling assets	108,538	38,055
Bank debit tax	(4,032,729)	(2,359,296)
Others –net	(5,193,433)	(3,028,678)
	(36,074,774)	(10,882,530)

TOTAL INTEGRAL FINANCING INCOME (COS		
Interests expenses	(5,240,854)	(10,824,940)
Interests on temporary investments	394,539	572,967
Exchange differences – net	2,883,226	(3,970,946)
Monetary result from fiscal year (REME) (Notes 1 and 2)	3,466,880	2,788,983
	1,503,791	(11,433,936)
INCOME BEFORE TAXES	35,720,111	10,418,094
TAX PROVISION (Note 12):		
Income tax	9,228,222	3,636,255
INCOME BEFORE PARTICIPATION IN THE RESULTS FROM SUBSIDIARIES AND AFFILIATE	26,491,889	6,781,839
PARTICIPATION IN RESULTS FROM SUBSIDIARIES AND AFFILIATES (Note 1)	(3,358,782)	(3,790,163)
INCOME BEFORE MINORITY INTERESTS	23,133,107	2,991,676
MINORITY INTERESTS	(263,838)	(86,692)
NET INCOME	22,869,269	2,904,984
NET INCOME PER SHARE (2,294,009,424 average shares) (Note 1)	9.97	1.27

See Notes to the consolidated financial statements --

(Next there is a Consolidated Statement of Flows in equity accounts attached hereto)

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND SUBSIDIARIES

CONSOLIDATED CASH FLOWS

FOR THE YEARS ENDED AT DECEMBER 31, 2003 AND 2002

IN CONSTANT BOLIVARS AT DECEMBER 31, 2003

(Stated in thousands of bolivars)

	2003	2002
OPERATING ACTIVITIES:		
Net earnings	22,869,269	2,904,984
Adjustments to reconcile the net income with the cash provided for by the operating activities:		

Participation minority shareholders, net	263,838	86,692
Participation in results from subsidiaries and affiliates	3,358,782	3,790,163
Profits from selling assets	(108,538)	(38,055)
Removal and use of equipment and industrial parts	1,501,670	1,697,678
Provision for investments	3,508,095	6,830,908
Amortization of excess of cost on book value of shares from affiliates	691,407	1,580,994
Exchange difference of documents payable	-	1,700,003
Monetary result from fiscal year (REME) (Note2)	(3,466,880)	(2,788,983)
Depreciation	14,846,107	15,549,843
Amortization of deferred charges	75,466	34,143
Changes in operating assets and liabilities (Note 2)	(10,595,082)	4,173,011
Provision for severance benefits, net	1,239,841	1,827,429
Net cash provided for operating activities	34,183,975	37,348,810
INVESTMENT ACTIVITIES:		
Purchase of property, plant and equipment	(2,869,873)	(4,321,197)
Sale of property and equipment	599,705	40,141
Reduction in deferred charges and other assets	(101,622)	-
Net cash used in investment activities	(2,371,790)	(4,281,056)
FINANCING ACTIVITIES:		
Increase in promissory notes and bank overdrafts	3,025,000	10,085,732
Reduction of long-term loans	(9,531,250)	(11,405,909)
Increase (reduction) of outstanding obligations issued	1,020,625	(67,045)
(Reduction) increase in documents payable	(6,553,338)	3,154,501
Cash dividends	(20,404,561)	(29,052,722)
Net cash used by financing activities	(32,443,524)	(27,285,443)
EFFECT OF INFLATION AND DEVALUATION ON CASH AND CASH EQUIVALENTS (Note 2)	(5,140,300)	(3,049,148)
NET INCREASE (REDUCTION) IN CASH AND CASH EQUIVALENTS	(5,771,639)	2,733,163

CASH AND CASH EQUIVALENTS AT THE BEGINNING OF YEAR	19,653,908	16,920,745
CASH AND CASH EQUIVALENTS AT THE END OF YEAR	13,882,269	19,653,908

See notes to the consolidated financial statements ---

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED AT DECEMBER 31, 2003 AND 2002

(STATED IN CONSTANT BOLIVARS)

1. SIGNIFICANT ACCOUNTING POLICIES

The main accounting policies used by the Company to prepare its financial consolidated statements are summarized as follows:

a. *Operations* – The Company was established on March 30, 1950 and its main objective is to produce and commercialize paper in all its fashions.

b. *Presentation of financial statements* – Because it is a Company subject to the control of the National Securities and Exchange Commission (CNV), its financial statements have to be prepared based on the standards set forth by such Commission. In many aspects, the aforementioned standards and the generally accepted accounting principles in Venezuela are similar. The main differences between such standards and the principles, which apply to the Company, referred to the methodology used to restate the financial statements by the mixed methods and to the procedures used to translate the financial statements of subsidiaries abroad, which are an integral part of the operations carried out by the parent company. Regarding the methodology aforementioned, the provisions of the standards issued by the National Securities and Exchange Commission set forth that the depreciation at ordinary values have to be registered with the corresponding income accounts, deducting these elements from the income or loss of the year, and the accounting principles generally accepted in Venezuela set forth that such values have to be compensated in the results by realizing the result from holding non-monetary assets.

Comparing the result from both methodologies, the one used by the Company makes that the sales cost and the depreciation expense for the years 2003 and 2002 are presented in values lesser to Bs.4,464 million and Bs.8,008 million, respectively, without its corresponding compensation in the income result for holding non-monetary assets, indicating an increase in the final results when compared against those that will originate the application of the methodology established in the DPC-10.

In regard to the procedure used to translate these financial statements from affiliates abroad, which are part of the parent company operations, the Company has been applying the provisions set forth by the National Securities and Exchange Commission, which established that the financial statements of affiliates abroad shall be translated into bolivars according to the international accounting standards set forth thereon. Consequently, for its incorporation in the financial statements adjusted for the Company inflation, the financial statements of such subsidiaries were translated into bolivars by converting the monetary entries at the current exchange rate while for the non-monetary entries the current exchange at the moment of operation was used, and for the income account the average of exchange rates of the relevant year. The earning or loss resulting from this translation is reflected in the income statement as exchange differences. This procedure differs from that established in the Declaration of Accounting Principles No.15 (DPC-15) issued by the Venezuelan College of Public Accountants, provided that this latter requires from January 1, 2000 that the financial statements of such foreign affiliates are adjusted to the generally accepted accounting principles in Venezuela to then apply the conversion procedure aforementioned, which involves the application of the adjustments for inflation required by the Declaration of Accounting Principles No.10 (DPC-10) issued by such Federation.

The basic difference between both procedures refers to the way of presenting the effects for inflation arising from the financial statements of the affiliates

abroad, provided that the generally accepted accounting principles in Venezuela set forth that such effect is recognized in the results of the fiscal year while for the purposes of the standards issued by the National Securities and Exchange Commission, such effects are presented as a reduction of the initial equity of the Company for the year ended at December 31, 2003. This effect amounts to Bs.216 million approximately.

c. *Consolidation* – The consolidated financial statements at December 31, 2003 and 2002 include the accounts of Manufacturas de Papel, C.A. (MANPA) S.AC.A. and its affiliates fully owned: Vencaribbean Paper Products, Ltd. (domiciled in Trinidad and Tobago) and Transporte Alpes, C.A.; and 50% partially owned Manufacturas de Papel de Centroamérica, S.A. (domiciled in Costa Rica).

At December 31, 2003 and 2002 the management agreed to present in other outstanding assets the net assets of affiliates in process of being disposed (See Note 5).

All the significant transactions between companies have been eliminated in consolidation.

d. *Financial statements restated in constant bolivars* – The Company applied the mixed method to restate its financial statements. This method consists of replacing the measure unit used in a traditional accounting by a constant currency, updated at the date of the financial statements, later incorporating the regular values or the replacement of inventory and property, plant and equipment. The difference between these values generates an equity account called "Result from holding non-monetary assets". The "Consumer Price Index" (CPI) for the metropolitan area of Caracas, published by Banco Central de Venezuela, was used for the purposes of restating.

For the purposes of comparability, the consolidated financial statements and the 2002 explanatory notes in regular costs at that date, were restated in constant bolivars at December 31, 2003 by applying the annual variation in

the Consumer Price Index (IPC), except for the financial statements from affiliates domiciled abroad, which are converted into bolivars following the procedure indicated above; therefore, these do not include the effects for inflation of the Venezuelan economy.

From 2002, the DPC-10 Revised set forth that the mixed method will only apply to inventories with seniority higher than 6 months. At December 31, 2003 and 2002 the average seniority of Company inventory does not exceed six months.

The income account for holding non-monetary assets comprises Bs.234,709 million and Bs.269,185 million product of the incorporation of the current values of property, plant and equipment in 2003 and 2002., respectively, less the effects accumulated, non-compensated for the reduction of costs and expenses associated to these accounts, product of the methodology used to restate the financial statements pursuant to the standards set forth by the National Securities and Exchange Commission, which amount to Bs.134,929 million and Bs.130,929 million at December 31, 2003 and 2002, respectively.

Monetary entries of the balance sheet are stated at their par value provided that they indicate the purchasing power of the monetary unit at the date of the last balance sheet. Non-monetary entries, such as: inventories, investments, capital stock, retained earnings and other non-monetary items different from property, plant and equipment are restated using the factor arising from the CPI from the date when they were acquired or generated. The sales, incomes, expenses and other entries related to monetary items are restated based on the average CPI for the year.

The monetary earning for the fiscal year (REME) is calculated by applying, during the period, the CPI adjustment ratio to monetary assets and liabilities net. It represents the result from exposure to inflation for holding monetary liabilities or assets net during inflation periods.

The Consumer Price Indexes at the beginning, end and average for the years ended at December 31 are the following:

	2003	2002
At the beginning of the year	303,469	231,275
At the end of the year	385,661	303,469
Average for the year	352,148	268,630
Inflation of the year	27.08%	31.21%

e. *Cash and cash equivalents* – For the purposes of preparing the cash flow statement, the Company considers as cash equivalents the investments in term deposits with maturity of less than three (3) months.

f. *Investments* – Permanent investments in affiliates where there is a participation between 20% and 50% and the investment in the 100% owned affiliate "Valores y Acciones 1003, C.A." (established in 2003) and "Inmuebles 310350, C.A." (see Note 5) are presented at cost adjusted with the participation of the Company in the retained earnings of those companies from the date of its acquisition, when these are significant. Investments in companies where participation is less than 20% are presented at cost adjusted for inflation, and cash dividends are treated as income in the year they are received.

The excess of cost of acquisition on the book value of net assets at the date of acquisition of affiliates, non identified with specific assets, is prepaid by the method of direct line in a term of 20 years.

g. *Inventories* – The inventories have been presented at cost adjusted for inflation, determined by the method of average cost, which does not exceed its recovery value. Inventories at December 31, 2002 were stated in constant bolivars at December 31, 2003 by applying the annual variation of the Consumer Price Index (CPI), except for the portion of affiliates domiciled abroad, which are presented without the effects for inflation of the Venezuelan economy.

h. *Property, plant and equipment* – The property, plant and equipment (except the furniture and equipment) are presented at the value of valuations made by specialized independent experts in the industry,

updated at the date of closure of the financial statements according to the methodology sets forth by the National Securities and Exchange Commission in regard to the use of devaluation indexes for machinery and equipment and inflation indexes to the rest of assets. These valuations do not have seniority higher than three (3) years.

The furniture, equipment and acquisitions following the date of valuations were updated for inflation taken into account the date of origin, based on the CPI at that date.

Depreciation is calculated based on the straight-line method on the useful life originally estimated of the different assets.

Disbursements for maintenance and repairs are charged to results in the year they are incurred in, while those for renovation or improvements are capitalized.

Property and equipment sold and later leased back have been registered as assets and the corresponding obligations have been registered as liabilities. The results obtained in the leaseback are deferred and repaid during the useful life of the corresponding assets. Those results obtained from this type of transactions under the area of enforcement of the Declaration of Accounting Principles No. 14 (DPC-14) issued by the Federation of Venezuelan College of Public Accountants are deferred and repaid during the term of the corresponding contract. The property and equipment thus registered are depreciated by the aforementioned method and base.

Property and equipment at December 31, 2002 stated in regular costs at that date were restated in constant bolivars at December 31, 2003 by applying the annual variation in the Consumer Price Index (CPI), except for the portion of affiliates domiciled abroad, which is presented without the effects for inflation of the Venezuelan economy.

The portion of the interest rate exceeding the inflation rate applicable to disbursements related to investment projects is capitalized as additional cost


INTERPRETE
PUBLICO
JUDITH X. HERNANDEZ MORA

of the constructions in progress. This portion is repaid in view of the useful life applicable to the assets acquired.

i. *Deferred charges* – The expenses incurred in during the period to develop new industrial projects are deferred to be repaid until five (5) years from beginning of operations of such projects, and are updated for inflation taking into account the date of origin based on the CPI.

j. *Transactions in foreign currency* - Transactions in foreign currency are registered in bolivars using the applicable exchange rates on the dates they are carried out. The balances in foreign currency at closure of the fiscal year are stated in bolivars using the applicable exchange rates in effect on that date; the resulting exchange differences are carry forward to results.

k. *Provision for seniority benefits* – The provision for severance benefits includes 100% of the liabilities related to the rights acquired according to the Organic Labor Law and an additional provision to cover part of the liability for unjustified dismissals.

l. *Income tax* – The tax rebate originated from new investments in property and equipment is treated as a reduction of the income tax provision in the term when such investments are incorporated to the production process.

m. *Long-term assets* – The Company evaluates the book value of its long-term assets when events or changes in the circumstances indicate that such value may not be recoverable. The calculation of the deterioration of the value of assets is based on the comparison between the book value and the reasonable value of such assets. For those assets to be used in the Company operations, the reasonable value is calculated by the present value of future flows estimated in cash. For those assets to be sold or withdrawn in the immediate future, the reasonable value is equivalent to its realization value net.

n. *Reasonable value of financial instruments* –Book values stated in the balance sheets for cash and cash equivalents, bills and accounts

receivable and payable, promissory notes and bank overdrafts, current portion of long-term loans, accrued and other short-term liabilities are approximated to their reasonable values due to the maturities at short-term of such financial instruments. Consequently, these provisions have been excluded from the disclosures of reasonable value in the notes to the consolidated financial statements.

o. *Acknowledging income* – Income from sales of products manufactured by the Company is registered on an accumulative basis when proprietorship on them is transferred.

p. *Use of estimates to prepare the financial statements* – The preparation of the financial statements pursuant to the generally accepted accounting principles require the use of estimations by the management, which impact the figures of assets and liabilities, their disclosure, and the amounts of income and expenses. The final results of such estimations may vary.

q. *Net income per share* – The net income per share has been calculated by dividing the net result from the fiscal year by the weighted average of shares issued and outstanding for each year.

r. *Reclassifications* – Some figures of the financial statements at December 31, 2002 have been reclassified for comparison purposes against those of the years ended at December 31, 2003.

2. ADDITIONAL INFORMATION TO THE CONSOLIDATED INCOME STATEMENTS AND CASH FLOWS

The monetary result from the fiscal year (REME) for the years ended at December 31 include the following (in thousand bolivars):

	2003	2002
Monetary position at the beginning of the year	(36,538,517)	(14,789,081)
Increase for the year	329,820,314	273,447,824
Reduction for the year	(312,277,007)	(292,408,277)
Monetary position estimated for the year	(18,995,210)	(33,749,534)
Less – actual monetary position at the end of the year	(22,462,090)	(36,538,517)

	(3,466,880)	(2,788,983)

Changes in the operating assets and liabilities as seen in the consolidated statements of cash flows for the years ended at December 31 comprised the following (in thousand bolivars):

	2003	2002
(Increase) reduction:		
Bills and accounts receivable	(11,125,635)	(18,070,962)
Advances to suppliers	209,134	(1,616,164)
Inventories	3,814,351	(15,447,321)
Expenses paid in advance	(300,075)	(355,672)
Increase (reduction):		
Accounts payable	(11,169,532)	34,536,632
Accumulated expenses payable	1,349,405	2,823,909
Taxes payable	6,656,263	(416,455)
Other liabilities and deferred credits	(28,993)	2,719,044
	(10,595,082)	4,173,011

The itemization of monetary results of the fiscal year used by activity for the years ended at December 31 is as follows (in thousand bolivars):

	2003	2002
Operating	3,719,978	(2,654,520)
Investing	-	(84,166)
Financing	4,887,202	8,576,817
Cash	(5,140,300)	(3,049,148)
	3,466,880	2,788,983

For the years ended at December 31, interests and taxes paid are detailed as follows (in thousand bolivars):

	2003	2002
Interests	5,339,692	9,749,030
Taxes	3,679,882	3,501,592


REPUBLICA DE VENEZUELA
19
INTERPRETE
PUBLICO
JUDITH K. HERNANDEZ MORA

3. BILLS AND ACCOUNTS RECEIVABLE

At December 31, the bills and accounts receivable are as follows (in thousand bolivars):

	2003	2002
Commercial	50,130,904	51,996,489
Related companies (Note 13)	397,749	463,972
Employees	3,538,533	3,198,223
Sundry debtors	815,446	1,649,378
Guaranteed deposit	1,600,000	-
	56,482,632	57,308,062
Less – provision for doubtful accounts	1,804,975	1,203,310
	54,677,657	56,104,752

4. INVENTORIES

At December 31, inventories comprised the following (in thousand bolivars):

	2003	2002
Finished products	16,031,296	23,238,760
In-process products	253,921	118,402
Raw materials	15,361,456	12,555,354
Spare parts	6,502,356	8,215,572
In-transit inventory	10,618,736	8,399,629
	48,767,765	52,527,717
Less – provision for obsolescence	1,272,159	480,793
	47,495,606	52,046,924

During the years ended at December 31, 2003 and 2002 the Company decided to present certain inventories estimated to be used in a period higher than one (1) year, as long-term spare part inventory.

5. OTHER CURRENT ASSETS

At December 31, the other current assets comprised the following (in thousand bolivars):

	Note	%	2002	2001
Net assets of affiliates in process of disposal:				
Valores y Acciones 1003, C.A.	(A)	100	32,762,799	-
Inmuebles 310350, C.A.	(B)	100	-	35,091,046
Other investments registered at cost:				
Others			226,926	226,926
Less – provision for investment			25,614,872	22,716,160
			7,374,853	12,601,812

(A) Subsidiary established in the year 2003, mainly with the contribution of Company shares owned by Inmuebles 310350, C.A. At the date of issuing these consolidated financial statements the Company is evaluating the terms for disposing this investment.

(B) Subsidiary established in the year 2000, mainly with contributions of property from the Company. During the year 2001, the Company provided the majority of its investments registered at cost, certain accounts receivable and the option on credits for reducing issuances to be obtained for the forest plantations sold in the year 2001. At December 31, 2003 and 2002 this subsidiary owned property amounting to Bs.15,569 million presented at value of fast sale according to reports by independent valuation experts as of August 2002, and investments in shares and the option on credits for reducing issuances amounting to Bs.17,193 million. Property from this subsidiary are collateral for contingent obligations up to US$3 million (Bs.4,800 million).

6. INVESTMENTS IN AFFILIATES

At December 31, investments in affiliates comprise the following (in thousand bolivars):

	Note	%	2003	2002
Investment registered as per the method of equity participation and excess paid on book value:				
Simco Recycling Corp. Inc.	(A)	50	4,417,612	5,277,002

Other investments registered at cost:				
Losani, S.A.	(B)	40	-	46,026
Panamericana de Licencias, S.A.	(B)	40	-	76,599
Inversiones Inmobiliarias			-	252,371
			-	374,996
			4,417,612	5,651,998

(A) The financial statements used to register the equity participation of Simco Recycling Corp. Inc., a subsidiary domiciled in the United States of America is summarized as follows (figures at August 31, in thousand US dollars):

	2003	2002
Current assets	1,452	1,320
Total assets	2,161	2,194
Current liabilities	2,399	2,339
Shareholders' equity (deficit)	(723)	(585)
Total liabilities and shareholders' equity (deficit)	2,161	2,194
Net loss	(137)	(347)

The acquisition value in constant currency of this affiliate resulted in excess on book value of Bs.13,837 million (Bs.1,615 million in historical values), which are repaid pursuant to the provisions set forth in the accounting principles The Company periodically evaluated the realization in excess paid during the acquisition of the subsidiary with the expectations of future cash flows and operating income. Based on its most recent analysis, the Company estimates that the value of investment is realizable.

B) According to the non-audited financial statements, the equity participation in these companies is not considered significant for the consolidated financial statements; therefore, they are represented at cost. During the year 2003, the Company sold its participation in these companies.

7. PROPERTY, PLANT AND EQUIPMENT

At December 31, property, plant and equipment are as follows (in thousand bolivars):

	Useful life (years)	2003	2002
Buildings	10 to 30	48,530,293	49,007,104
Machinery and equipment	7 to 20	360,308,570	393,105,475
Automotive vehicles	3 to 6	3,505,732	3,535,931
Furniture, fittings and others	5	21,724,763	21,210,316
		434,069,358	466,858,826
Less – accumulated depreciation		50,037,162	35,787,600
		384,032,196	431,071,226
Land lots		13,007,757	13,208,016
Constructions in progress		561,739	5,647,858
		397,601,692	449,927,100

Values from property, plant and equipment at December 31, 2003 and 2002 have been determined according to the reports by independent valuating experts as of August 2002. For the year ended at December 31, 2002 including the new valuation generated an increase in property, plant and equipment and in the result from holding non-monetary assets of Bs.88,694 million.

For the years ended at December 31, 2003 and 2002 the repair and maintenance expenses of property, plant and equipment amounted to Bs.11,316 million and to Bs.18,985 million, respectively.

At December 31, 2003 and 2002 the portion of the interest rate in excess of inflation, capitalized in property, plant and equipment amounted to Bs.693 million and to Bs.869 million, respectively, net of accumulated amortization. During 2003 and 2002 the Company did not carry out investment projects needing capitalization of interests.

At December 31, 2003 the assets fully depreciated incorporated to the production process amounted to Bs.250,470 million (at updated valuating values).

8. DEFERRED CHARGES AND OTHER ASSETS

At December 31, 2003 and 2002 the deferred charges and other assets are mainly made by trademarks owned by foreign affiliates amounting to Bs.1,114 million and to

Bs.1,190 million, respectively, net accumulated amortization for Bs.294.3 million and Bs.218.9 million, respectively, which are repaid in a period of twenty (20) years.

9. LONG-TERM LOANS

At December 31, 2003 promissory notes referred to the credit lines and bank obligations represented by promissory notes and short-term loans.

The average interests rates arising from loans from local banks ranged between 15.75% and 37.25% for the year 2003 and 28.75% and 74.51% for the year 2002.

10. ISSUANCE OF OBLIGATIONS AND COMMERCIAL PAPERS

At December 31, 2003 the outstanding obligations and commercial papers issued are made as follows (in thousand bolivars):

a. Unsecured bonds at bearer, with maturity at October 30, 2004 with interests at variable rates payable on a monthly basis.	2,657,100
b. Commercial papers with maturity at January 26, 2004 and yielding of 13.50% per year.	2,803,500
Total	5,460,600
Less – current portion	5,460,600
	-

During the year ended at December 31, 2003 and 2002 issuance of commercial papers earned discounts when placed for Bs.348 million and Bs.174 million, respectively.

11.ACCOUNTS PAYABLE

At December 31 accounts payable are as follows (in thousand bolivars):

	2003	2002
Commercial	35,396,129	54,897,874
Related companies (Note 13)	5,362,823	6,916,048
Others	1,155,528	1,800,209
	41,914,480	63,614,131

12. TAX PROVISION

Income tax

Income tax at December 31 is summarized as follows (in thousand bolivars):

	2003	2002
Yearly income tax – estimated	9,898,269	3,922,633
Less – rebate for investments in property, plant and equipment and credit carryforwards from business assets tax	(670,047)	(286,378)
	9,228,222	3,636,255

For the years ended at December 31, 2003 and 2002 the effective rate for the income tax expense is different from the tax rate applicable to income before taxes. The nature of this difference comes from permanent entries related to the setting of the taxable income, mainly, the equity participation of investments, dividends and interests exempted as well as the effects from tax adjustment for inflation.

Pursuant to the tax regulation in effect, from the year 2000 taxpayers subject to income tax who make transactions with parties linked abroad shall determine their income for the exports made, and their costs for the goods and services acquired from parties linked abroad according to some of the methods set forth in such legislation. The Company is in process of studying the transfer prices required to document the aforementioned transactions abroad corresponding to the year 2003.

Likewise, pursuant to such legislation, the Company may transfer rebates for new investments in property and equipment, and the operating tax losses, different from those originated from the tax adjustment for inflation, up to three (3) years following the fiscal year in which they are incurred. The tax effect deductible non-compensated from the tax adjustment for inflation shall be transferred until the next following year to that fiscal year when it is actually incurred.

Besides, the aforementioned legislation sets forth, among other provisions, the Tax on Dividends, the net enrichment from a foreign source under the World Income System and those obtained from investments or participations under the International Tax Transparency System effective from January 1, 2001.

Business Assets Tax

The Business Assets Tax Law sets forth a tax of one per cent (1%) on the average value of the tangible and intangible assets adjusted for inflation. The tax to pay as per this

Law will be the amount in excess of the total income tax in the fiscal year, if any. In case the amount of the income tax is less than the business asset tax the excess shall be transferred as credit on the income tax from the three immediate next fiscal years. At December 31, 2003 the Company and its subsidiaries do not hold transferable credits of business assets tax.

13. TRANSACTIONS WITH RELATED COMPANIES

During the years 2003 and 2002 the Company and its subsidiaries made the following significant transactions with related companies, during the regular course of its operations (in approximate thousand bolivars):

	2003	2002
Inventory sales	228,642	336,773
Inventory purchases	10,022,150	14,369,411
Charges for power consumption	13,655,880	16,208,319

The following balances receivable and payable (in thousand bolivars) arose from these transactions as well as from others less important:

	2003	2002
Short-term accounts receivable		
J.C. Papeleras, C.A.	218,312	192,475
Agroindustrial Mandioca, C.A.	95,545	-
Corporación Industrial de Energía, C.A.	81,212	270,175
Turboven Cagua Company Inc. Sucursal	1,640	-
Agropecuaria Mandioca, C.A.	1,040	1,322
	397,749	463,972
Short-term accounts payable		
Turbogeneradores Maracay, C.A.	2,711,096	4,108,158
Inmuebles 310350, C.A.	1,639,374	1,086,237
Losani, S.A.	582,820	516,630
Simco Recycling Corp. Inc.	362,857	500,839
Seinforca, C.A.	48,016	157,976
Turboven Maracay Company Inc.	18,660	5,958

Turboven Cagua Company Inc.	-	535,003
Agroindustrial Mandioca, C.A.	-	5,247
	5,362,823	6,916,048

14. SHAREHOLDER'S EQUITY

Capital stock

The Legal capital stock of the Company is made of 2,294,009,424 common shares of Bs. 10 each, fully subscribed and paid in.

As of November 25, 1996 the Board of Directors approved to decree a share dividend of Bs.11,470,047,120 (in historical values) by a partial capitalization of the net updated balance for future capital increases, resulting in funding the accounts of capital adjustments, a result of exposure to inflation (REI) and undistributed earnings made in 1996, pursuant to the Technical Publication No. 14 (PT 14) issued by the Federation of Venezuelan College of Public Accountants, issuing 1,147,004,712 new common shares with a par value of Bs.10 each. According to the provisions by the National Securities and Exchange Commission this capital increase was distributed as dividends to registered shareholders in the shareholders' book as of January 2, 1997 in order to be allocated and in effect as of January 16, 1997.

As of February 14, 2002 the Shareholders' Meeting approved reclassification of the shareholders' equity entry "Net updated balances for future capital increases" to "Net updated balance of retained earnings for the sole use of payment of dividends in Company shares or in its subsidiaries", everything with the approval of the National Securities and Exchange Commission as per official communication No.CNV-OP-033 as of February 14, 2002.

Legal Reserve

The Code of Commerce sets forth the provisions of 5% of the net earnings of the company to create the legal reserve until this latter reaches at least 10% of the capital stock. This reserve will not be distributed as dividends.

Cash dividends (stated in historical values at the date of the operation)

As of March 25, 2003 the Shareholders' Meeting agreed to decree a cash dividend of Bs.5.00 per share, for a total of Bs.11,470,047,120. Likewise, as of October 17, 2003

the Shareholders' Meeting agreed to decree an extraordinary cash dividend of Bs.5.00 per share, for a total of Bs.11,470,047,120.

As of February 14, 2002 the Shareholders' Meeting agreed to decree a cash dividend of Bs.2.00 per share, for a total of Bs.4,588,018,848. As of April 18, 2002 the Shareholder's Meeting agreed to decree an extraordinary cash dividend of Bs.2.00 per share, for a total of Bs.4,588,018,848. Likewise, as of October 9, 2002 the Shareholders' Meeting agreed to decree an extraordinary cash dividend of Bs.5.00 per share, for a total of Bs. 11,470,047,120.

Retained earnings

At December 31, 2003 and 2002 the undistributed retained earnings include Bs.(9,070) million and Bs.(3,288) million of accumulated deficit from affiliates, respectively, which will be available when the affiliates decree such earnings as dividends. The net income and retained earnings of Manufacturas de Papel, (Manpa), C.A., S.AC.A. amount to Bs.27,887 million and to Bs.32,464 million at December 31, 2003 and to Bs.5,623 million and to Bs.29,040 million at December 31, 2002 respectively.

15. ASSETS AND LIABILITIES IN FOREIGN CURRENCY

As of January 21, 2003 the National Executive and the Venezuelan Central Bank agreed to suspend the commerce of foreign exchange in the country for five (5) bank business days, as published in Official Gazette No.37614. As of January 27, 2003 the National Executive and the Venezuelan Central Bank agreed to extend until February 5, 2003 the aforementioned suspension, as published in Official Gazette No.37618.

From February 2003 the National Executive and the Venezuelan Central Bank entered into Exchange Agreements numbers 1, 2, 3, 4 and 5 which set forth the Regime to Administer Foreign exchange as well as the foreign exchange that will govern the operations established in such agreements. Among other aspects, the aforementioned agreements set forth the following:

a) The Venezuelan Central bank will centralize the purchase and sale of foreign exchange in the Country, under the terms set forth in the agreements entered into o about to be entered into.

b) The Commission to Administer Foreign Exchange (CADIVI) is created, which is in charge of coordinating, administering, controlling and establishing the requirements, procedures and restrictions required to carry out such agreement.
c) Foreign exchange are set from the effectiveness of the aforementioned agreements in Bs.1,596/US$1.00 to purchase and Bs.1,600/ US$1.00 to sell.
d) The regime to acquire national currency of securities issued by the Republic in foreign currency as well as the special regime applicable to financing programs developed by the "Banco de Comercio Exterior (BANCOEX)."
e) Operations subject to the regime included in the Exchange Agreement No. 1 and carried out through the payment agreement and mutual credits among central banks of the country members of the Latin American Integration Association (ALADI).

Lately, as of February 6, 2004 the National Executive and the Venezuelan Central Bank amended exchange agreement No.2 setting the exchange rate at Bs.1,915.20 /Bs.1.00 to purchase and Bs.1,920/US$1.00 to sell. Likewise, the Agreement sets forth the liquidation of exchange rates established in the foregoing Agreement for some foreign exchange operations of purchase and sale pending liquidation, and some ongoing operations made by exchange operators.

According to the provisions of the aforementioned regime, the President of the Republic, in Council of Ministers, will approve the guidelines to distribute the amount of foreign exchange to be allocated to the foreign exchange market, based on the opinion of CADIVI in regard to the availability of foreign exchange that will be established to apply the foreign exchange agreement. Likewise, such decree sets forth, among other provisions, that the acquisition of foreign exchange will be subject to the prior registration of the interested party in the records of users and the authorization to participate in the foreign exchange regime, with the documents and other requirements to be established by CADIVI.

At date, CADIVI has issued several regulations related to registries, guidelines, requirements and conditions referred to the regime to administer foreign exchange. The Company has made the necessary formalities to access the foreign currency aimed at



paying its obligations in foreign currency. At the date of issuing the report the Company has requested and is still waiting for approval of US$1,054 thousand corresponding to balance of external debt in foreign currency at January 22, 2003. Likewise, the Company has requested foreign currency for imports and/or temporary debt amounting to US$13,228 thousand, obtaining approval for US$9,737 thousand, and it has requested foreign currency for imports amounting to US$12,471 thousand, obtaining approval for US$7,439 thousand.

At the date of this report, obtaining of the necessary foreign currency for operations in foreign currency made by the Company during the regular course of its operations will depend on: (1) the approval of records and requests made before the corresponding institutions; (2) the availability of foreign currency that will be set forth in the enforcement of the aforementioned Regulations; and (3) the Company shares to access those necessary foreign currency not requested before the relevant institutions, or those foreign currency which requests are rejected by such institutions.

Below the monetary assets and liabilities in foreign currency at December 31, 2003 and 2002 are described (including those from foreign affiliates), registered in bolivars at the exchange rate of Bs.1,600 and Bs.1,403 per US$1.oo respectively, pursuant to the foreign exchange control and to the free currency exchange market, respectively (in thousand U.S. dollars):

	(In thousands US$)	
	2003	2002
Assets:		
Cash and temporary investments	7,238	7,502
Commercial accounts receivable	6,865	11,180
Accounts receivable related companies	101	157
Advances to suppliers and sundry debtors	1,005	988
	15,209	19,827
Liabilities:		
Documents payable	764	4,608
Commercial accounts payable	17,524	23,250

30

Accounts payable related companies	364	590
Accumulated expenses payable and others	1,102	1,937
	19,754	30,385

16. CONCENTRATION OF CREDIT RISK

The financial instruments that partially subordinate the Company to credit risk concentrations are mainly in temporary investments in cash and commercial accounts receivable. The Company places its temporary investments in different financial institutions and as per policy limits the amount of credit risk. The credit risk concentrations in regard to accounts receivable are limited due to the great number of clients the Company has. At December 31, 2003 and 2002 the Company does not have significant credit risk concentrations different from those indicated above.

17. INFORMATION ABOUT OPERATIONS

Export sales at December 31, 2003 and 2002 represent approximately 5.8% and 18% of the net consolidated sales, respectively. The Company has no clients that individually represent 10% or more of its profits.

18. COMMITMENTS AND CONTINGENCIES

Bonds and guarantees granted

In order to guarantee the obligations owed by subsidiary companies, the Company has granted bonds in favor of bank institutions amounting to Bs.26 million.

In virtue of the sales contract of assets related to forest projects, the subsidiary Inmuebles 310350, C.A. became jointly guarantor and main payer of the Company concerning the purchaser to guarantee this latter all and each of the obligations accepted by the Company. Such bond is limited to the amount of US$1,000,000 and on April 30, 2003 it will be reduced to US$350,000, when such bond will definitely be due. In order to guarantee the aforementioned bond, the subsidiary granted a first-degree mortgage from purchaser up to US$3 million on real estate of its property constituted by floors 4 and 5 of Torre Country Club. Likewise, it has been agreed that in the case of selling levied property, this bond will be replaced by a guarantee on the securities listed in the Caracas Stock Exchange.


REPUBLICA DE VENEZUELA
31
INTERPRETE
PUBLICO
JUDITH X. HERNANDEZ MORA

Open Letters of Credits

The Company has requested opening letters of credit with financial institutions to acquire raw materials and supplies. At December 31, 2003 the open letters of credits for these concepts amount to US$1,969 thousand (Bs.3,150.6 million).

Contingencies

Certain tax, civil and labor lawsuits have been filed against the Company before courts of the country, amounting to circa Bs.7,031 million in relation to which the relevant brief of reply to charges have been filed. The Company and its legal advisors consider that there are enough grounds to claim these actions and believe that the final resolution will not have significant effects on the consolidated financial statements.

At December 31, 2003 and 2002 the appeals of foreign currency reimbursement to Banco Central de Venezuela amounting to US$0.5 million and to US$1,8 million, respectively, presented by the Treasury (currently the Ministry of Finance) are being decided at the Supreme Tribunal of Justice. The Company and its legal advisors are of the opinion that there are enough grounds to claim these deficiency claims and believe that the final resolution will not have significant effects on the consolidated financial statements. As of December 19, 2003 the Company received the decision by the Supreme Tribunal of Justice favorable to foreign exchange reimbursement resources to Banco Central de Venezuela amounting to US$1.3 million presented by the Treasury (currently the Ministry of Finance).

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND SUBSIDIARIES

CONSOLIDATED INCOME STATEMENT

FOR THE YEARS ENDED AT DECEMBER 31, 2003 AND 2002

IN HISTORICAL BOLIVARS

(Stated in thousand bolivars, except net income per share)

	2003	2002
NET SALES	287,020,405	185,498,324
SALES COSTS	169,420,520	118,015,900
GROSS INCOME	117,599,885	67,482,424
SALES EXPENSES	22,040,147	22,967,030

ADMINISTRATIVE EXPENSES AND OVERHEADS	11,281,827	10,253,947
	33,321,974	33,220,977
OPERATING INCOME	84,277,911	34,261,447
OTHER INCOME (DISBURSEMENTS):		
Provision for investments	-	(950,000)
Loss in temporary investments	(21,077,269)	-
Net loss in hedging agreement in foreign currency	(334,092)	-
Income from selling assets	108,918	27,960
Bank debit tax	(3,682,295)	(1,643,355)
Others-net	(3,667,248)	(1,340,340)
	(28,652,013)	(3,905,735)
INTEGRAL FINANCING INCOME (COST):		
Interests expenses	(5,023,699)	(7,392,759)
Interests on temporary investments	354,257	391,368
Exchange differences – net	2,296,909	(2,765,819)
	(2,372,533)	(9,767,210)
INCOME BEFORE TAX	53,253,365	20,588,502
TAX PROVISION:		
Income tax	8,680,376	2,521,719
INCOME BEFORE PROFITS FROM RESULTS IN SUBSIDIARY AND AFFILIATE	44,572,989	18,066,783
PARTICIPATION IN RESULTS FROM SUBSIDIARY AND AFFILIATE	(1,934,935)	(1,727,366)
INCOME BEFORE MINORITY INTERESTS	42,638,054	16,339,417
MINORITY INTERESTS	(263,838)	(86,692)
NET INCOME	42,374,216	16,252,725
NET INCOME PER SHARE (2,294,009,424 average shares)	18.47	7.08

See Note to the supplementary information.


INTERPRETE
PUBLICO
JUDITH X. HERNANDEZ MORA

(Next there is a Consolidated Statement of Flows in equity accounts attached hereto)

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOW

FOR THE YEARS ENDING AT DECEMBER 31, 2002 AND 2001

IN HISTORICAL BOLIVARS

(Stated in thousand Bs.)

	2003	2002
OPERATING ACTIVITIES:		
Net earnings	42,374,216	16,252,725
Adjustments to conciliate the net income with the cash provided by the operating activities:		
Participation minority shareholders, net	263,838	86,692
Participation in results from subsidiary and affiliate	1,934,935	1,727,366
Profits from investments, net	-	1,554,912
Profits from selling assets	(108,918)	(27,960)
Removal and use of equipment and industrial parts	1,275,403	1,182,508
Amortization of excess of cost on book value of shares from affiliates	80,750	80,750
Exchange difference of documents payable	-	1,184,127
Depreciation	3,257,153	4,014,827
Amortization of deferred charges	75,466	34,143
Changes in operating assets and liabilities	(19,715,195)	(315,505)
Provision for severance benefits, net	991,873	1,401,017
Net cash provided for operating activities	30,429,521	27,175,602
INVESTMENT ACTIVITIES:		
Purchasing of sales, plant and equipment	(2,211,986)	(3,324,474)
Sale of property and equipment	599,356	27,960
Reduction in deferred charges and other assets	(184,280)	-
Net cash provided for (used in) investment activities	(1,796,910)	(3,296,514)
FINANCING ACTIVITIES:		

Increase in promissory notes and bank overdrafts	2,420,000	7,732,327
Reduction of long-term loans	(7,625,000)	(7,944,717)
Increase (reduction) of current obligations issued	816,500	(46,700)
(Reduction) increase in documents payable	(5,242,670)	2,418,430
Cash dividends	(18,041,457)	(20,365,735)
Net cash used by financing activities	(27,672,627)	(18,206,395)
NET INCREASE IN CASH AND CASH EQUIVALENTS	959,984	5,672,693
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF YEAR	12,922,285	7,249,592
CASH AND CASH EQUIVALENTS AT THE END OF YEAR	13,882,269	12,922,285

See Note to supplementary information.

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND AFFILIATES

NOTES TO THE SUPPLEMENTARY INFORMATION FOR THE YEARS ENDED AT DECEMBER 31, 2003 AND 2002

1. CONSOLIDATED FINANCIAL STATEMENTS IN HISTORICAL BOLIVARS

The consolidated financial statements stated in historical bolivars are prepared pursuant to the provisions described for preparing consolidated financial statements in constant bolivars, except for those provisions referring to acknowledging the effects for inflation since such financial statements are not subject to such acknowledgment.

Translator's Note: At the upper right margin of the first four (4) pages originally written in Spanish there is a wet seal that reads as follows: "National Securities and Exchange Commission. 2004 March 2 AM 11:45 FILE. RECEIVED."------------------------------------

The foregoing is the true and exact translation of the attached original document IN WITNESS WHEREOF I have hereunto set my hand and affixed my seal in Caracas, today, May 15th, 2004.

JUDITH HERNANDEZ MORA
CERTIFIED PUBLIC TRANSLATOR

Teléfonos (043) 401224 - 401121
U.E.N. Molino Papel Higiénico
Teléfonos (043) 407511 - 407413 407534
U.E.N. Planta Sacos
Teléfonos (043) 401357 - 401341
U.E.N. Planta Bolsas
Teléfonos (043) 401100 - 401072
Teléfonos (043) 401219 - 401220
(02) 2397461 - 2392480
U.E.N. Productos Escolares y de Oficina ALPES
Teléfonos (041) 332419 - 332405 - 332428
U.E.N. Transportes ALPES
Teléfonos (043) 474910 - 401380


MANPA

Oficina Principal
Avenida Francisco de Miranda,
Torre Country Club,
Chacaíto, Caracas 1050.
Apartado Postal 2046 Caracas 1010-A Vene
Teléfono (02) 9012311
Internet: http://www.manpa.com.ve

Caracas, 2° de marzo de 2004

Ciudadano
Presidente de la
COMISION NACIONAL DE VALORES
Su Despacho

A los fines de participación, me permito acompañarle convocatoria que será publicada en la prensa local para la **Asamblea General Ordinaria de Accionistas** de esta compañía, cuya fecha ha sido fijada para el **día 26 de marzo de 2004.**

Asimismo, dando cumplimiento con lo establecido en el Artículo 113 de la Ley de Mercado de Capitales, anexamos los siguientes documentos:

- ✓ Estados Financieros Consolidados, año terminado el 31 de diciembre de 2003.
- ✓ Informe de los Comisarios
- ✓ Proposición que presentará la Junta Directiva.

Sin otro particular a que hacer referencia, quedo de ustedes.

Atentamente,

MANUFACTURAS DE PAPEL, C.A.
(Manpa), S.A.C.A.

Lic. CARLOS E. DELFINO T.
Presidente

anexo lo indicado

Dra. Nelly González – Av. Francisco de Miranda, Torre Country Club, Piso 12, Chacaíto, Urb. El Bosque –
Teléfono: 9012307 – Fax: 901.2410 – correo electrónico: ngonzalez@manpa.com.ve

Teléfonos (043) 401224 - 401121
U.E.N. Molino Papel Higiénico
Teléfonos (043) 407511 - 407413 407534
U.E.N. Planta Sacos
Teléfonos (043) 401357 - 401341
U.E.N. Planta Bolsas
Teléfonos (043) 401100 - 401072

Teléfonos (043) 401219 - 401220
(02) 2397461 - 2392480
U.E.N. Productos Escolares y de Oficina ALPES
Teléfonos (041) 332419 - 332405 - 332428
U.E.N. Transportes ALPES
Teléfonos (043) 474910 - 401380


MANPA

Avenida Francisco de Miranda,
Torre Country Club,
Chacaíto, Caracas 1050.
Apartado Postal 2046 Caracas 1010-A Ven
Teléfono (02) 9012311
Internet: http://www.manpa.com.ve

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.
Capital Autorizado Bs. 45.880.188.480,oo
Capital Suscrito Bs. 22.940.094.240,oo
Capital Pagado Bs. 22.940.094.240,oo

CONVOCATORIA

Se convoca a los señores accionistas de esta compañía para la **Asamblea General Ordinaria de Accionistas** que se efectuará el **día 26 de marzo de 2004, a las 12 m.**, en nuestras oficinas ubicadas en la Avenida Francisco de Miranda, Torre Country Club, Piso 1, Chacaíto, en esta ciudad, con los objetos siguientes:

1° *Considerar los Estados Financieros correspondientes al ejercicio comprendido entre el 1° de enero y el 31 de diciembre de 2003, con vista de los informes de la Junta Directiva y de los Comisarios.*

2° *Proceder al nombramiento de los miembros de la Junta Directiva para el próximo período estatutario.*

3° *Acordar el dividendo ordinario a repartir a los accionistas y delegar en la Junta Directiva la fijación de las fechas de registro y pago a los accionistas.*

Se participa a los señores accionistas que los Estados Financieros auditados, los informes de los Comisarios y los demás documentos a que se refiere esta convocatoria, han estado a su disposición en las oficinas de la compañía desde el 3 de marzo de 2004.

Caracas, 19 de marzo de 2004

Por **LA JUNTA DIRECTIVA**

CARLOS DELFINO T.
Presidente



MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND SUBSIDIARIES
SUPPLEMENTARY CONSOLIDATED STATEMENTS AT DECEMBER 31 2003 AND 2002
IN HISTORICAL BOLIVARS
(Stated in thousands of bolivars)

	Legal Capital Stock	Applicable portion to financial statements adjusted for inflation	Net Capital Sock	Accrued result from translation of foreign subsidiary	Retained Earnings		Total Equity
					Legal Reserve	Undistributed	
BALANCES AT DECEMBER 31, 2001	22,940,094	(11,470,047)	11,470,047	200,063	1,095,795	33,211,592	45,977,497
Cash Dividends	-	-	-	-	-	(20,646,085)	(20,646,085)
Net income	-	-	-	-	-	16,252,725	16,252,725
Result from holding non-monetary assets	-	-	-	(108,097)	-	-	(108,097)
BALANCES AT DECEMBER 31, 2002	22,940,094	(11,470,047)	11,470,047	91,966	1,095,795	28,818,232	41,476,040
Cash Dividends	-	-	-	-	-	(22,940,094)	(22,940,094)
Net income	-	-	-	-	-	42,374,216	42,374,216
Result from holding non-monetary assets	-	-	-	(57,627)	-	-	(57,627)
BALANCES AT DECEMBER 31, 2003	22,940,094	(11,470,047)	11,470,047	34,339	1,095,795	48,252,354	60,852,535

See information supplementary note


REPUBLICA DE VENEZUELA
INTERPRETE
PUBLICO

MANUFACTURAS DE PAPEL, C.A. (MANPA) SACA AND SUBSIDIARIES
Consolidated statement of flow of equity accounts
for the years ended December 31, 2003 and 2002
In constant currency at December 31, 2003
(Stated in thousands of bolivars)

				Retained Earnings				
	Updated Capital stock	Updated balance net for future capital increments	Accrued result from translation of foreign subsidiary	Legal Reserve	Net updated balance of retained earnings	Undistributed	Result from holding non-monetary assets	Total Equity
BALANCE PREVIOUSLY REPORTED AT DECEMBER 31, 2001	116,115,407	199,427,221	254,248	16611540.	-	52,417,641	54,879,377	434,705,434
Accumulated effects for updating equity at the beginning of the year by foreign affiliates (Note 1)	-	-	(54,185)	-	-	(161,848)	-	(216,033)
NET INITIAL BALANCES	116,115,407	199,427,221	200,063	16,611,540	-	52,255,793	54,879,377	434,489,401
Transfer to net updated balance of retained earnings (Note 14)		(199,427,221)	-	-	199,427,221	-	-	-
Cash dividends	-	-	-	-	-	(29,409,003)	-	(29,409,003)
Net income	-	-	-	-	-	2,904,984	-	2,904,984
Accrued result for translation of foreign subsidiary	-	-	(108,097)	-	-	-	-	(108,097)
Result from holding non-monetary assets	-	-	-	-	-	-	83,838,672	83,838,672
BALANCES AT DECEMBER 31, 2002	116,115,407	-	91,966	11,611,540	199,427,221	25,751,774	138,718,049	491,715,957
Cash dividends	-	-	-	-	-	(25,227,267)	-	(25,227,267)
Net income	-	-	-	-	-	22,869,269	-	22,869,269
Accumulated result for translation from foreign subsidiary	-	-	(57,627)	-	-	-	-	(57,627)
Result from holding non-monetary assets	-	-	-	-	-	-	(38,937,258)	(38,937,258)
BALANCES AT DECEMBER 31,2003	116,115,407	-	34,339	11,611,540	199,427,221	23,393,776	99,780,791	450,363,074

See notes to the Consolidated Finantial Statements


REPUBLICA DE VENEZUELA
INTERPRETE
PUBLICO
HERNANDEZ MORA

Teléfonos (043) 401224 - 401121
U.E.N. Molino Papel Higiénico
Teléfonos (043) 407511 - 407413 407534
U.E.N. Planta Sacos
Teléfonos (043) 401357 - 401341
U.E.N. Planta Bolsas
Teléfonos (043) 401100 - 401072

Teléfonos (043) 401219 - 401220
(02) 2397461 - 2392480
U.E.N. Productos Escolares y de Oficina ALPES
Teléfonos (041) 332419 - 332405 - 332428
U.E.N. Transportes ALPES
Teléfonos (043) 474910 - 401380


MANPA

Avenida Francisco de Miranda,
Torre Country Club,
Chacaíto, Caracas 1050.
Apartado Postal 2046 Caracas 1010-A Ver
Teléfono (02) 9012311
Internet: http://www.manpa.com.ve

ASAMBLEA GENERAL ORDINARIA DE ACCIONISTAS
26 DE MARZO DE 2004

PROPOSICION

TERCER PUNTO DE LA CONVOCATORIA.- Acordar el decreto de dividendo a repartir a los accionistas. Se propone decretar un dividendo ordinario en efectivo de Seis Bolívares (Bs. 6,oo) por acción, para cada una de las Dos Mil Doscientas Noventa y Cuatro Millones Nueve Mil Cuatrocientas Veinticuatro (2.294.009.424) acciones que conforman el capital social actual de esta compañía, con cargo a la Cuenta Utilidades No Distribuidas al 31 de diciembre de 2003, a favor de los accionistas registrados al quinto día hábil (fecha límite de transacción con beneficio) siguiente de la publicación en dos (2) periódicos de mayor circulación nacional del aviso de dividendos autorizado por la Comisión Nacional de Valores, pagadero a partir del quinto día hábil siguiente a esta última fecha (fecha efectiva de registro del beneficio). El pago debe efectuarse durante el presente año, en una porción.

Igualmente, se solicita delegar en la Junta Directiva la fijación de las fechas de registro y pago del dividendo acordado.

Carlos Sufino

Deloitte & Touche

Manufacturas de Papel, C.A. (MANPA) S.A.C.A. y Filiales

Dictamen de los Contadores Públicos Independientes

Estados Financieros Consolidados e Información Complementaria

Años terminados el
31 de diciembre de 2003 y 2002

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES

TABLA DE CONTENIDO

Lara Marambio & Asociados
Torre Venezuela, Piso 3
Oficinas 3A y D
Av. Bolívar Norte,Urb. La Alegría
Apartado 3647
Valencia 2002, Edo. Carabobo
Venezuela

Tel: (58) (241) 824 27 90 / 26 57
Fax: (58) (241) 823 41 19
www.dttve.com



Deloitte & Touche

DICTAMEN DE LOS CONTADORES PUBLICOS INDEPENDIENTES

A los Accionistas y Junta Directiva de
Manufacturas de Papel, C.A. (MANPA) S.A.C.A.

Hemos efectuado las auditorías de los balances generales consolidados de **Manufacturas de Papel, C.A. (MANPA) S.A.C.A. y Filiales** al 31 de diciembre de 2003 y 2002, y de los estados consolidados conexos de resultados, de movimiento en las cuentas de patrimonio y de flujos de efectivo por los años terminados en esas fechas, que se acompañan, expresados en bolívares constantes. La preparación de dichos estados financieros es responsabilidad de la gerencia de la Compañía. Nuestra responsabilidad es emitir una opinión sobre esos estados financieros con base en nuestras auditorías.

Efectuamos nuestras auditorías de acuerdo con las normas de auditoría de aceptación general en Venezuela. Esas normas requieren que planifiquemos y realicemos la auditoría para obtener una seguridad razonable sobre si los estados financieros están exentos de errores significativos. Una auditoría incluye el examen, basado en pruebas selectivas, de evidencia que respalda los montos y revelaciones en los estados financieros. También, una auditoría incluye la evaluación de los principios de contabilidad utilizados y de las estimaciones significativas hechas por la gerencia, así como la evaluación de la completa presentación de los estados financieros. Consideramos que nuestras auditorías proporcionan una base razonable para sustentar nuestra opinión.

La Compañía está sujeta al control de la Comisión Nacional de Valores, por lo que sus estados financieros se presentan de conformidad con las normas para la elaboración de estados financieros establecidas por dicha Comisión. Las diferencias principales aplicables a la Compañía, entre las normas antes mencionadas y los principios de contabilidad de aceptación general en Venezuela, se explican en la Nota 1 a los estados financieros consolidados.

En nuestra opinión, los estados financieros consolidados antes mencionados presentan razonablemente, en todos sus aspectos substanciales, la situación financiera de **Manufacturas de Papel, C.A. (MANPA) S.A.C.A. y Filiales** al 31 de diciembre de 2003 y 2002, y los resultados de sus operaciones y sus flujos de efectivo por los años terminados en esas fechas, de conformidad con las normas para la elaboración de estados financieros de las entidades sometidas al control de la Comisión Nacional de Valores.

Nuestras auditorías se efectuaron con el propósito de expresar una opinión sobre los estados financieros consolidados en bolívares constantes de **Manufacturas de Papel, C.A. (MANPA) S.A.C.A. y Filiales,** tomados en su conjunto. En las páginas 24 a 27 se incluyen, para fines de información complementaria, los estados financieros consolidados en bolívares históricos al 31 de diciembre de 2003 y 2002, cuya base de presentación difiere de aquella requerida por los principios de contabilidad de aceptación general en Venezuela, cumpliendo así con las disposiciones emitidas por la Comisión Nacional de

Valores. Esta información complementaria es responsabilidad de la gerencia de la Compañía. Dichos estados financieros han sido objeto de los procedimientos de auditoría aplicados en las auditorías de los estados financieros consolidados en bolívares constantes y, en nuestra opinión, están presentados razonablemente, en todos sus aspectos substanciales, de conformidad con las bases de contabilidad descritas en la nota anexa a dicha información complementaria.

LARA MARAMBIO & ASOCIADOS

Henry M. Sardo
Contador Público
C.P.C. N° 10.171
C.N.V. N° S–796

Venezuela, 16 de febrero de 2004

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES

BALANCES GENERALES CONSOLIDADOS, 31 DE DICIEMBRE DE 2003 Y 2002
EN BOLIVARES CONSTANTES DEL 31 DE DICIEMBRE DE 2003
(Expresados en miles de bolívares)

	2003	2002
ACTIVO		
ACTIVO CIRCULANTE:		
Efectivo y equivalentes de efectivo (Notas 1, 15 y 16)	13.882.269	19.653.908
Efectos y cuentas por cobrar - neto (Notas 3, 15 y 16)	54.677.657	56.104.752
Anticipos a proveedores y otros (Nota 15)	2.412.091	3.299.124
Inventarios - neto (Notas 1 y 4)	47.495.606	52.046.924
Gastos pagados por anticipado	795.835	624.777
Otros activos circulantes - neto (Notas 1 y 5)	7.374.853	12.601.812
Total activo circulante	126.638.311	144.331.297
INVENTARIO DE REPUESTOS A LARGO PLAZO (Nota 4)	8.302.703	8.461.834
INVERSIONES EN AFILIADAS - Neto (Notas 1 y 6)	4.417.612	5.651.998
PROPIEDADES, PLANTA Y EQUIPO - Neto (Notas 1 y 7)	397.601.692	449.927.100
CARGOS DIFERIDOS Y OTROS ACTIVOS - Neto (Notas 1 y 8)	1.300.969	1.274.813
TOTAL	538.261.287	609.647.042
PASIVO, INTERESES MINORITARIOS Y PATRIMONIO		
PASIVO CIRCULANTE:		
Pagarés y sobregiros bancarios (Nota 9)	10.620.000	10.420.905
Porción circulante de préstamos a largo plazo	-	7.783.908
Porción circulante de obligaciones y papeles comerciales (Nota 10)	5.460.600	2.541.684
Documentos por pagar (Notas 15 y 18)	1.222.731	8.216.503
Cuentas por pagar (Notas 11 y 15)	41.914.480	63.614.131
Dividendos por pagar	5.178.987	356.281
Gastos acumulados por pagar (Nota 15)	7.193.241	7.966.135
Impuestos por pagar (Notas 1 y 12)	7.741.652	2.741.894
Total pasivo circulante	79.331.691	103.641.441
PRESTAMOS A LARGO PLAZO (Notas 9 y 15)	-	1.906.263
OBLIGACIONES EMITIDAS EN CIRCULACION (Nota 10)	-	3.360.233
APARTADO PARA PRESTACIONES DE ANTIGÜEDAD (Nota 1)	7.207.096	7.898.567
OTROS PASIVOS Y CREDITOS DIFERIDOS	28.994	57.987
Total pasivo	86.567.781	116.864.491
INTERESES MINORITARIOS	1.330.432	1.066.594
PATRIMONIO - Según estado financiero adjunto (Notas 1 y 14)	450.363.074	491.715.957
TOTAL	538.261.287	609.647.042

Ver notas a los estados financieros consolidados

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES

ESTADOS CONSOLIDADOS DE RESULTADOS
POR LOS AÑOS TERMINADOS EL 31 DE DICIEMBRE DE 2003 Y 2002
EN BOLIVARES CONSTANTES DEL 31 DE DICIEMBRE DE 2003
(Expresados en miles de bolívares, excepto utilidad neta por acción)

	2003	2002
VENTAS NETAS (Nota 17)	311.371.851	259.705.157
COSTO DE VENTAS	203.871.781	179.569.473
UTILIDAD BRUTA	107.500.070	80.135.684
GASTOS DE VENTAS	25.052.310	32.118.371
GASTOS GENERALES Y ADMINISTRATIVOS	12.156.666	15.282.753
	37.208.976	47.401.124
UTILIDAD EN OPERACIONES	70.291.094	32.734.560
OTROS INGRESOS (EGRESOS):		
Provisión para inversiones	(3.508.095)	(5.532.611)
Pérdida en inversiones temporales	(23.083.167)	-
Pérdida neta en contrato de cobertura en moneda extranjera	(365.888)	-
Utilidad en venta de activos	108.538	38.055
Impuesto al débito bancario	(4.032.729)	(2.359.296)
Otros - neto	(5.193.433)	(3.028.678)
	(36.074.774)	(10.882.530)
INGRESO (COSTO) INTEGRAL DE FINANCIAMIENTO:		
Intereses gastos	(5.240.854)	(10.824.940)
Intereses sobre inversiones temporales	394.539	572.967
Diferencias en cambio - neto	2.883.226	(3.970.946)
Resultado monetario del ejercicio (REME) (Notas 1 y 2)	3.466.880	2.788.983
	1.503.791	(11.433.936)
UTILIDAD ANTES DE IMPUESTOS	35.720.111	10.418.094
PROVISION PARA IMPUESTOS (Nota 12):		
Impuesto sobre la renta	9.228.222	3.636.255
UTILIDAD ANTES DE PARTICIPACION EN RESULTADOS DE FILIAL Y AFILIADA	26.491.889	6.781.839
PARTICIPACION EN RESULTADOS DE FILIAL Y AFILIADA (Nota 1)	(3.358.782)	(3.790.163)
UTILIDAD ANTES DE INTERESES MINORITARIOS	23.133.107	2.991.676
INTERESES MINORITARIOS	(263.838)	(86.692)
UTILIDAD NETA	22.869.269	2.904.984
UTILIDAD NETA POR ACCION (2.294.009.424 acciones promedio) (Nota 1)	9,97	1,27

Ver notas a los estados financieros consolidados

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES

ESTADOS CONSOLIDADOS DE MOVIMIENTO EN LAS CUENTAS DE PATRIMONIO
POR LOS AÑOS TERMINADOS EL 31 DE DICIEMBRE DE 2003 Y 2002
EN BOLIVARES CONSTANTES DEL 31 DE DICIEMBRE DE 2003
(Expresados en miles de bolívares)

	Capital social actualizado	Saldo neto actualizado para futuros aumentos de capital	Resultado acumulado por traducción de filial extranjera	Utilidades retenidas			Resultado por tenencia de activos no monetarios	Total patrimonio
				Reserva legal	Saldo neto actualizado de utilidades retenidas	No distribuidas		
SALDOS PREVIAMENTE REPORTADOS AL 31 DE DICIEMBRE DE 2001	116.115.407	199.427.221	254.248	11.611.540	-	52.417.641	54.879.377	434.705.434
Efecto acumulado por actualización sobre el patrimonio al inicio del año de filiales en el exterior (Nota 1)	-	-	(54.185)	-	-	(161.848)	-	(216.033)
SALDOS INICIALES NETOS	116.115.407	199.427.221	200.063	11.611.540	-	52.255.793	54.879.377	434.489.401
Traspaso a saldo neto actualizado de utilidades retenidas (Nota 14)		(199.427.221)	-	-	199.427.221	-	-	-
Dividendos en efectivo	-	-	-	-	-	(29.409.003)	-	(29.409.003)
Utilidad neta	-	-	-	-	-	2.904.984	-	2.904.984
Resultado acumulado por traducción de filial extranjera	-	-	(108.097)	-	-	-	-	(108.097)
Resultado por tenencia de activos no monetarios	-	-	-	-	-	-	83.838.672	83.838.672
SALDOS AL 31 DE DICIEMBRE DE 2002	116.115.407	-	91.966	11.611.540	199.427.221	25.751.774	138.718.049	491.715.957
Dividendos en efectivo	-	-	-	-	-	(25.227.267)	-	(25.227.267)
Utilidad neta	-	-	-	-	-	22.869.269	-	22.869.269
Resultado acumulado por traducción de filial extranjera	-	-	(57.627)	-	-	-	-	(57.627)
Resultado por tenencia de activos no monetarios	-	-	-	-	-	-	(38.937.258)	(38.937.258)
SALDOS AL 31 DE DICIEMBRE DE 2003	116.115.407	-	34.339	11.611.540	199.427.221	23.393.776	99.780.791	450.363.074

Ver notas a los estados financieros consolidados

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES

ESTADOS CONSOLIDADOS DE FLUJOS DE EFECTIVO
POR LOS AÑOS TERMINADOS EL 31 DE DICIEMBRE DE 2003 Y 2002
EN BOLIVARES CONSTANTES DEL 31 DE DICIEMBRE DE 2003
(Expresados en miles de bolívares)

	2003	2002
ACTIVIDADES OPERACIONALES:		
Utilidad neta	22.869.269	2.904.984
Ajustes para conciliar la utilidad neta con el efectivo provisto por las actividades operacionales:		
Participación de accionistas minoritarios - neto	263.838	86.692
Participación en resultados de filial y afiliada	3.358.782	3.790.163
Utilidad en venta de activos	(108.538)	(38.055)
Retiros y consumo de equipos y partes industriales	1.501.670	1.697.678
Provisión para inversiones	3.508.095	6.830.908
Amortización de exceso de costo sobre el valor en libros de acciones de afiliada	691.407	1.580.994
Diferencial cambiario de documentos por pagar	-	1.700.003
Resultado monetario del ejercicio (REME) (Nota 2)	(3.466.880)	(2.788.983)
Depreciación	14.846.107	15.549.843
Amortización de cargos diferidos	75.466	34.143
Cambios en activos y pasivos operacionales (Nota 2)	(10.595.082)	4.173.011
Provisión para prestaciones de antigüedad, neto	1.239.841	1.827.429
Efectivo neto provisto por las actividades operacionales	34.183.975	37.348.810
ACTIVIDADES DE INVERSION:		
Compra de propiedades, planta y equipo	(2.869.873)	(4.321.197)
Venta de propiedades y equipos	599.705	40.141
Disminución en cargos diferidos y otros activos	(101.622)	-
Efectivo neto usado por las actividades de inversión	(2.371.790)	(4.281.056)
ACTIVIDADES DE FINANCIAMIENTO:		
Aumento en pagarés y sobregiros bancarios	3.025.000	10.085.732
Disminución en préstamos a largo plazo	(9.531.250)	(11.405.909)
Aumento (disminución) en obligaciones emitidas en circulación	1.020.625	(67.045)
(Disminución) aumento en documentos por pagar	(6.553.338)	3.154.501
Dividendos en efectivo	(20.404.561)	(29.052.722)
Efectivo neto usado por las actividades de financiamiento	(32.443.524)	(27.285.443)
EFECTO DE INFLACION Y DEVALUACIÓN SOBRE EL EFECTIVO Y EQUIVALENTES DE EFECTIVO (Nota 2)	(5.140.300)	(3.049.148)
(DISMINUCION) AUMENTO NETO EN EFECTIVO Y EQUIVALENTES DE EFECTIVO	(5.771.639)	2.733.163
EFECTIVO Y EQUIVALENTES DE EFECTIVO AL INICIO DEL AÑO	19.653.908	16.920.745
EFECTIVO Y EQUIVALENTES DE EFECTIVO AL FINAL DEL AÑO	13.882.269	19.653.908

Ver notas a los estados financieros consolidados

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES

NOTAS A LOS ESTADOS FINANCIEROS CONSOLIDADOS
POR LOS AÑOS TERMINADOS EL 31 DE DICIEMBRE DE 2003 y 2002
(EXPRESADAS EN BOLIVARES CONSTANTES)

1. POLITICAS CONTABLES SIGNIFICATIVAS

Las principales políticas contables utilizadas por la Compañía para la preparación de sus estados financieros consolidados se resumen a continuación:

a. ***Operaciones*** – La Compañía fue constituida el 30 de marzo de 1950 y su principal objeto es producir y comercializar papel en todas sus formas.

b. ***Presentación de estados financieros*** – Por tratarse de una Compañía sometida al control de la Comisión Nacional de Valores (CNV), sus estados financieros deben prepararse con base en las normas establecidas por dicha Comisión. En muchos aspectos, las mencionadas normas y los principios de contabilidad de aceptación general en Venezuela son similares. Las diferencias principales entre dichas normas y los principios, que aplican a la Compañía, se refieren a la metodología utilizada para reexpresar los estados financieros por el método mixto, y al procedimiento utilizado para efectuar la traducción de estados financieros de filiales en el exterior, que forman parte integrante de las operaciones de la matriz. Con respecto a la metodología antes mencionada, las normas emitidas por la Comisión Nacional de Valores contemplan que el gasto de depreciación a valores corrientes se debe registrar en las correspondientes cuentas de resultados, deduciendo estos elementos de la utilidad o pérdida del año, y los principios de contabilidad de aceptación general en Venezuela establecen que dichos valores deben ser compensados en los resultados por medio de la realización del resultado por tenencia de activos no monetarios.

Comparando el resultado de ambas metodologías, la utilizada por la Compañía origina que el gasto de depreciación de los años 2003 y 2002, se presente en valores inferiores en Bs. 4.464 millones y Bs. 8.008 millones respectivamente, sin su respectiva compensación en la cuenta de resultado por tenencia de activos no monetarios, mostrando un incremento en los resultados finales en comparación con aquellos que originaría la aplicación de la metodología establecida en la DPC-10.

Con respecto al procedimiento utilizado para efectuar la traducción de los estados financieros de filiales en el exterior, que forman parte integrante de las operaciones de la matriz, la Compañía ha venido aplicando lo establecido por las normas emitidas por la Comisión Nacional de Valores, las cuales establecen que los estados financieros de filiales en el exterior deberán traducirse a bolívares de acuerdo con las normas internacionales de contabilidad establecidas al respecto. En consecuencia, para su incorporación en los estados financieros ajustados por inflación de la Compañía, los estados financieros de dichas filiales fueron traducidos a bolívares mediante la conversión de las partidas monetarias a la tasa de cambio corriente, mientras que para las partidas no monetarias se utilizó la tasa de cambio del momento de la operación, y para las cuentas de resultados el promedio de tasas de cambio

del año correspondiente. La ganancia o pérdida resultante de esta traducción es reflejada en el estado de resultados como diferencias en cambio. Este procedimiento difiere de lo establecido en la Declaración de Principios de Contabilidad N° 15 (DPC-15) emitida por la Federación de Colegios de Contadores Públicos de Venezuela, en cuanto a que esta última requiere, a partir del 1 de enero de 2000, que los estados financieros de dichas filiales extranjeras, deberán ajustarse a los principios de contabilidad de aceptación general en Venezuela, para luego aplicar el procedimiento de conversión antes indicado, lo cual involucra la aplicación de los ajustes por inflación requeridos por la Declaración de Principios de Contabilidad N° 10
(DPC-10) emitida por dicha Federación.

La diferencia básica entre ambos procedimientos se refiere a la forma de presentación de los efectos por inflación originados en los estados financieros de las filiales en el exterior, ya que los principios de contabilidad de aceptación general en Venezuela establecen que dicho efecto se reconozca en los resultados del ejercicio, mientras que para propósitos de las normas emitidas por la Comisión Nacional de Valores, dichos efectos se presentan como una disminución del patrimonio inicial de la Compañía; para el año terminado el 31 de diciembre de 2003, este efecto asciende a Bs. 216 millones aproximadamente.

c. ***Consolidación*** – Los estados financieros consolidados al 31 de diciembre de 2003 y 2002, incluyen las cuentas de Manufacturas de Papel, C.A. (MANPA) S.A.C.A. y sus filiales totalmente poseídas: Vencaribbean Paper Products, Ltd. (domiciliada en Trinidad y Tobago) y Transporte Alpes, C.A.; y parcialmente poseída en un 50% Manufacturas de Papel de Centroamérica, S.A. (domiciliada en Costa Rica).

Al 31 de diciembre de 2003 y 2002, la gerencia estimó conveniente presentar en otros activos circulantes, los activos netos de la filial en proceso de desincorporación (Veáse Nota 5).

Todas las transacciones significativas entre compañías han sido eliminadas en consolidación.

d. ***Estados financieros expresados en bolívares constantes*** – La Compañía aplica el método mixto para expresar sus estados financieros. Este método consiste en sustituir la unidad de medida empleada por la contabilidad tradicional, por una moneda constante, actualizada a la fecha de los estados financieros, incorporando posteriormente los valores corrientes o de reposición de los inventarios y propiedades, planta y equipos. La diferencia entre estos valores origina una cuenta patrimonial denominada "Resultado por tenencia de activos no monetarios". Para fines de reexpresión se utilizó el "Indice de Precios al Consumidor" (IPC) para el área metropolitana de Caracas, publicado por el Banco Central de Venezuela.

Para efectos de comparabilidad, los estados financieros consolidados y las notas explicativas del año 2002 expresados en costos corrientes a esa fecha, fueron expresados en bolívares constantes del 31 de diciembre de 2003 mediante la aplicación de la variación anual en el Indice de Precios al Consumidor (IPC), excepto por los estados financieros de las filiales domiciliadas en el exterior, los cuales se convierten a bolívares siguiendo el procedimiento indicado en la nota 1b, por lo que éstos no incluyen los efectos por inflación de la economía venezolana.

A partir del 2002, la DPC-10 Revisada establece que el método mixto aplicará solamente para los inventarios con antigüedad superior a seis meses. Al 31 de diciembre de 2003 y 2002 la antigüedad promedio de los inventarios de la Compañía no excede a los seis meses.

La cuenta de resultado por tenencia de activos no monetarios está conformada por Bs. 234.709 millones y Bs. 269.185 millones producto de la incorporación de los valores corrientes de las propiedades, planta y equipo en 2003 y 2002, respectivamente, menos los efectos acumulados no compensados por la reducción de los costos y gastos asociados con estas cuentas, producto de la aplicación de la metodología utilizada para expresar los estados financieros, de conformidad con las normas establecidas por la Comisión Nacional de Valores, los cuales alcanzan a Bs. 134.929 millones y Bs. 130.468 millones al 31 de diciembre de 2003 y 2002, respectivamente.

Las partidas monetarias del balance general se presentan a su valor nominal ya que reflejan el poder adquisitivo de la unidad monetaria a la fecha del último balance general. Las partidas no monetarias tales como inventarios, inversiones, capital social, ganancias retenidas y otras partidas no monetarias distintas a propiedades, planta y equipos, son expresadas utilizando el factor derivado del IPC desde la fecha en que se adquirieron o generaron. Las ventas, ingresos, gastos y otras partidas asociadas con rubros monetarios son expresados con base en el IPC promedio del año.

El resultado monetario del ejercicio (REME) se calcula aplicando, durante el período, los coeficientes de ajustes derivados del IPC a los activos y pasivos monetarios netos. Representa el resultado por exposición a la inflación por la tenencia de pasivos o activos monetarios netos durante períodos inflacionarios.

Los Indices de Precios al Consumidor, al inicio, al final y promedio por los años terminados el 31 de diciembre, son los siguientes:

	2003	2002
Al inicio del año	303,469	231,275
Al final del año	385,661	303,469
Promedio del año	352,148	268,630
Inflación del año	27,08%	31,21%

e. ***Efectivo y equivalentes de efectivo*** – Para efectos de la preparación del estado de flujos de efectivo, la Compañía considera como equivalentes de efectivo las inversiones en depósitos a plazo con vencimientos inferiores a tres (3) meses.

f. ***Inversiones*** – Las inversiones permanentes en compañías afiliadas, donde se posee una participación entre un 20% y un 50%, y las inversiones en las filiales 100% poseídas Valores y Acciones 1003, C.A. (constituida en el 2003) e Inmuebles 310350, C.A. (véase nota 5) son presentadas al costo ajustado con la participación de la Compañía en las utilidades retenidas de esas compañías desde la fecha de su adquisición, cuando éstas son significativas. Las inversiones en compañías donde se tiene una participación menor del 20% son presentadas al costo ajustado por inflación, y los dividendos en efectivo son tratados como ingresos en el año en que se reciben.

El exceso del costo de adquisición sobre el valor en libros de los activos netos a la fecha de adquisición de afiliadas, no identificable con activos específicos, es amortizado por el método de línea recta en un plazo de 20 años.

g. ***Inventarios*** – Los inventarios han sido presentados al costo ajustado por inflación, determinado por el método de costo promedio, el cual no excede su valor de recuperación. Los inventarios al 31 de diciembre de 2002 fueron expresados en bolívares constantes del 31 de diciembre de 2003 mediante la aplicación de la variación anual en el Indice de Precios al Consumidor (IPC), excepto por la porción de filiales domiciliadas en el exterior, la cual se presenta sin los efectos por inflación de la economía venezolana.

h. ***Propiedades, planta y equipos*** – Las propiedades, planta y equipos (excluyendo el mobiliario y equipo) se presentan a los valores de avalúos efectuados por tasadores independientes especializados en la industria, actualizados a la fecha de cierre de los estados financieros de acuerdo con la metodología establecida por la Comisión Nacional de Valores, en cuanto a la utilización de índices de devaluación para las maquinarias y equipos e índices de inflación para el resto de los activos. Estos avalúos no tienen una antigüedad superior a tres (3) años.

El mobiliario, equipo y las adquisiciones posteriores a la fecha de los avalúos fueron actualizados por inflación tomando en consideración la fecha de origen con base en el IPC de esa fecha.

La depreciación se calcula con base en el método de línea recta sobre la vida útil originalmente estimada de los distintos activos.

Los desembolsos por mantenimiento y reparaciones son cargados a los resultados en el año en que se incurren, mientras que aquellos por renovación o mejoras son capitalizados.

Las propiedades y equipos vendidos y posteriormente arrendados con opción de compra han sido registrados como activos y las obligaciones correspondientes se han registrado como un pasivo. Los resultados obtenidos en las ventas con arrendamiento posterior son diferidos y amortizados durante la vida útil de los activos respectivos. Aquellos resultados obtenidos por este tipo de transacciones bajo el ámbito de entrada en vigencia de la Declaración de Principios de Contabilidad Nº 14 (DPC-14) emitida por la Federación de Colegios de Contadores Públicos de Venezuela, son diferidos y amortizados durante la vigencia del contrato correspondiente. Las propiedades y equipos así registrados, se deprecian por el método y base anteriormente señalados.

Las propiedades y equipos al 31 de diciembre de 2002 expresados en costos corrientes a esa fecha, fueron expresados en bolívares constantes del 31 de diciembre de 2003 mediante la aplicación de la variación anual en el Indice de Precios al Consumidor (IPC), excepto por la porción de filiales domiciliadas en el exterior, la cual se presenta sin los efectos por inflación de la economía venezolana.

La porción de la tasa de interés que excede a la tasa de inflación aplicable a desembolsos relacionados con proyectos de inversión, es capitalizada como costo adicional de las construcciones en proceso. Esta porción es amortizada en función a la vida útil aplicable a los activos adquiridos.

i. ***Cargos diferidos*** – Los gastos incurridos durante el período de desarrollo de nuevos proyectos industriales se difieren para ser amortizados hasta en cinco (5) años a partir del inicio de las operaciones de dichos proyectos, y se actualizan por inflación tomando en consideración la fecha de origen con base en el IPC.

j. ***Transacciones en moneda extranjera*** – Las transacciones en moneda extranjera son registradas en bolívares usando los tipos de cambios aplicables vigentes en las fechas en que las mismas son realizadas. Los saldos en moneda extranjera al cierre del ejercicio son expresados en bolívares usando los tipos de cambios aplicables vigentes a esa fecha; las diferencias en cambio resultantes se llevan a resultados.

k. ***Apartado para prestaciones de antigüedad*** – El apartado para prestaciones de antigüedad comprende el 100% del pasivo relacionado con los derechos adquiridos según la Ley Orgánica del Trabajo y un apartado adicional para cubrir parte del pasivo por despidos injustificados.

l. ***Impuesto sobre la renta*** – La rebaja de impuesto originada por nuevas inversiones en propiedades y equipos es tratada como una reducción de la provisión de impuesto sobre la renta en el período en el cual tales inversiones son incorporadas al proceso productivo.

m. ***Activos a largo plazo*** – La Compañía evalúa el valor en libros de sus activos a largo plazo cuando eventos o cambios en las circunstancias indican que dicho valor podría no ser recuperable. El cálculo del deterioro en el valor de los activos está basado en la comparación entre el valor en libros y el valor razonable de los mismos. Para aquellos activos a ser utilizados en las operaciones de la Compañía, el valor razonable es calculado mediante el valor presente de los flujos futuros estimados de efectivo. Para aquellos activos que se espera vender o retirar en el futuro inmediato, el valor razonable es equivalente a su valor de realización neto.

n. ***Valor razonable de los instrumentos financieros*** – Los valores en libros reportados en los balances generales para efectivo y equivalentes de efectivo, efectos y cuentas por cobrar y por pagar, pagarés y sobregiros bancarios, porción circulante de préstamos a largo plazo, acumulaciones y otros pasivos a corto plazo, se aproximan a sus valores razonables debido a los vencimientos a corto plazo de dichos instrumentos financieros. En consecuencia, estas partidas han sido excluidas de las revelaciones de valor razonable en las notas a estos estados financieros consolidados.

o. ***Reconocimiento de ingresos*** – Los ingresos por las ventas de los productos fabricados por la Compañía son registrados sobre una base acumulativa cuando los derechos de propiedad sobre éstos son transferidos.

p. ***Uso de estimaciones en la preparación de los estados financieros*** – La preparación de los estados financieros de conformidad con principios de contabilidad de aceptación general requiere el uso de estimaciones por parte de la gerencia, las cuales afectan las cifras de activos y pasivos, su divulgación, y los montos de ingresos y gastos. Los resultados finales podrían variar de las citadas estimaciones.

q. ***Utilidad neta por acción*** – La utilidad neta por acción ha sido calculada dividiendo el resultado neto del ejercicio entre el promedio ponderado de acciones emitidas y en circulación para cada año.

r. ***Reclasificaciones*** – Algunas cifras de los estados financieros al 31 de diciembre de 2002, han sido reclasificadas para efectos comparativos con las del año terminado el 31 de diciembre de 2003.

2. INFORMACION ADICIONAL A LOS ESTADOS CONSOLIDADOS DE RESULTADOS Y DE FLUJOS DE EFECTIVO

El resultado monetario del ejercicio (REME) por los años terminados el 31 de diciembre, comprende lo siguiente (en miles de bolívares):

	2003	2002
Posición monetaria al inicio del año	(36.538.517)	(14.789.081)
Aumento del año	329.820.314	273.447.824
Disminución del año	(312.277.007)	(292.408.277)
Posición monetaria estimada del año	(18.995.210)	(33.749.534)
Menos – posición monetaria real al final del año	(22.462.090)	(36.538.517)
	(3.466.880)	(2.788.983)

Los cambios en los activos y pasivos operacionales reflejados en los estados consolidados de flujos de efectivo por los años terminados el 31 de diciembre, se componen de lo siguiente (en miles de bolívares):

	2003	2002
(Aumento) disminución:		
Efectos y cuentas por cobrar	(11.125.635)	(18.070.962)
Anticipos a proveedores	209.134	(1.616.164)
Inventarios	3.814.351	(15.447.321)
Gastos pagados por anticipado	(300.075)	(355.672)
Aumento (disminución):		
Cuentas por pagar	(11.169.532)	34.536.632
Gastos acumulados por pagar	1.349.405	2.823.909
Impuestos por pagar	6.656.263	(416.455)
Otros pasivos y créditos diferidos	(28.993)	2.719.044
	(10.595.082)	4.173.011

El desglose del resultado monetario del ejercicio (REME) utilizado por actividad por los años terminados el 31 de diciembre, es como sigue (en miles de bolívares):

	2003	2002
Operacionales	3.719.978	(2.654.520)
De inversión	-	(84.166)
De financiamiento	4.887.202	8.576.817
De efectivo	(5.140.300)	(3.049.148)
	3.466.880	2.788.983

Durante los años terminados el 31 de diciembre, los intereses e impuestos pagados se discriminan de la siguiente manera (en miles de bolívares):

	2003	2002
Intereses	5.339.692	9.749.030
Impuestos	3.679.882	3.501.592

3. EFECTOS Y CUENTAS POR COBRAR

Al 31 de diciembre, los efectos y cuentas por cobrar se componen de lo siguiente (en miles de bolívares):

	2003	2002
Comerciales	50.130.904	51.996.489
Compañías relacionadas (Nota 13)	397.749	463.972
Empleados	3.538.533	3.198.223
Deudores diversos	815.446	1.649.378
Depósito dado en garantía	1.600.000	-
	56.482.632	57.308.062
Menos – apartado para cuentas de cobro dudoso	1.804.975	1.203.310
	54.677.657	56.104.752

4. INVENTARIOS

Al 31 de diciembre, los inventarios se componen de lo siguiente (en miles de bolívares):

	2003	2002
Productos terminados	16.031.296	23.238.760
Productos en proceso	253.921	118.402
Materias primas	15.361.456	12.555.354
Repuestos	6.502.356	8.215.572
Inventario en tránsito	10.618.736	8.399.629
	48.767.765	52.527.717
Menos – provisión para obsolescencia	1.272.159	480.793
	47.495.606	52.046.924

Durante los años terminados el 31 de diciembre de 2003 y 2002, la Compañía decidió presentar ciertos inventarios que se estiman serán utilizados en un período superior a un (1) año, como inventario de repuestos a largo plazo.

5. OTROS ACTIVOS CIRCULANTES

Al 31 de diciembre, los otros activos circulantes se componen de lo siguiente (en miles de bolívares):

	Nota	%	2003	2002
Activos netos de filiales en proceso de desincorporación:				
Valores y Acciones 1003, C.A.	(A)	100	32.762.799	-
Inmuebles 310350, C.A.	(B)	100	-	35.091.046
Otras inversiones registradas al costo:				
Otras			226.926	226.926
Menos – apartado para inversiones			25.614.872	22.716.160
			7.374.853	12.601.812

(A) Filial constituida en el año 2003, principalmente con aporte de las acciones que la Compañía poseía en Inmuebles 310350, C.A.. A la fecha de emisión de estos estados financieros consolidados, la Compañía está evaluando los términos bajo los cuales será desincorporada esta inversión.

(B) Filial constituida en el año 2000, principalmente con aportes de propiedades de la Compañía. Durante el año 2001, la Compañía aportó la mayoría de sus inversiones en acciones registradas al costo, ciertas cuentas por cobrar y una opción sobre créditos de reducción de emisiones a obtener por las plantaciones forestales vendidas en el año 2001. Al 31 de diciembre de 2003 y 2002, esta filial poseía inmuebles por Bs. 15.569 millones presentados al valor de venta rápida de acuerdo con informes de peritos avaluadores independientes de fecha agosto de 2002, inversiones en acciones y la opción sobre créditos por reducción de emisiones por Bs. 17.193 millones. Los inmuebles de esta filial se encuentran garantizando obligaciones contingentes hasta por US $ 3 millones (Bs. 4.800 millones).

6. INVERSIONES EN AFILIADAS

Al 31 de diciembre, las inversiones en afiliadas se componen de lo siguiente (en miles de bolívares):

	Nota	%	2003	2002
Inversión registrada según el método de participación patrimonial y exceso sobre el valor según libros pagado:				
Simco Recycling Corp. Inc.	(A)	50	4.417.612	5.277.002
Otras inversiones registradas al costo:				
Losani, S.A.	(B)	40	-	46.026
Panamericana de Licencias, S.A.	(B)	40	-	76.599
Inversiones inmobiliarias			-	252.371
			-	374.996
			4.417.612	5.651.998

(A) Los estados financieros utilizados para registrar la participación patrimonial de Simco Recycling Corp. Inc., filial domiciliada en los Estados Unidos de Norteamérica, se resumen a continuación (cifras al 31 de agosto, en miles de dólares estadounidenses):

	2003	2002
Activo circulante	1.452	1.320
Total activo	2.161	2.194
Pasivo circulante	2.399	2.339
Patrimonio (déficit)	(723)	(585)
Total pasivo y patrimonio (déficit)	2.161	2.194
Pérdida neta	(137)	(347)

El valor de adquisición en moneda constante de esta filial resultó en un exceso sobre el valor según libros de Bs. 13.837 millones (Bs. 1.615 millones en valores históricos), el cual se amortiza de acuerdo con lo establecido en los principios de contabilidad. La Compañía evalúa periódicamente la realización del exceso pagado en la adquisición de la afiliada con las expectativas de los flujos de caja futuros e ingresos operativos. Basado en su más reciente análisis, la Compañía estima que el valor de la inversión es realizable.

(B) De acuerdo con estados financieros no auditados, la participación patrimonial en estas compañías no se considera significativa para los estados financieros consolidados, por lo

que las mismas se presentan al costo. Durante el año 2003, la Compañía vendió su participación en estas compañías.

7. PROPIEDADES, PLANTA Y EQUIPOS

Al 31 de diciembre, las propiedades, planta y equipos se componen de (en miles de bolívares):

	Vida útil (años)	2003	2002
Edificios	10 a 30	48.530.293	49.007.104
Maquinarias y equipos	7 a 20	360.308.570	393.105.475
Vehículos	3 a 6	3.505.732	3.535.931
Muebles, enseres y otros	5	21.724.763	21.210.316
		434.069.358	466.858.826
Menos – depreciación acumulada		50.037.162	35.787.600
		384.032.196	431.071.226
Terrenos		13.007.757	13.208.016
Construcciones en proceso		561.739	5.647.858
		397.601.692	449.927.100

Los valores de las propiedades, planta y equipos al 31 de diciembre de 2003 y 2002, han sido determinados de acuerdo con informes de peritos avaluadores independientes de fecha agosto de 2002. Para el año terminado el 31 de diciembre de 2002, la inclusión del nuevo avalúo produjo un aumento en las propiedades, planta y equipos y del resultado por tenencia de activos no monetarios de Bs. 88.694 millones.

Durante los años terminados el 31 de diciembre de 2003 y 2002, los gastos de reparación y mantenimiento de propiedades, planta y equipo ascendieron a Bs. 11.316 millones y Bs. 18.985 millones, respectivamente.

Al 31 de diciembre de 2003 y 2002, la porción de la tasa de interés que excede a la inflación, capitalizada en propiedades, planta y equipos, alcanza a Bs. 693 millones y Bs. 869 millones, respectivamente, neto de amortización acumulada. Durante 2003 y 2002, la Compañía no ejecutó proyectos de inversión que ameriten la capitalización de intereses.

Al 31 de diciembre de 2003, los activos totalmente depreciados incorporados al proceso productivo ascienden a Bs. 250.470 millones (a valores actualizados de avalúo).

8. CARGOS DIFERIDOS Y OTROS ACTIVOS

Al 31 de diciembre de 2003 y 2002, los cargos diferidos y otros activos están conformados principalmente por marcas de comercio poseídas por una filial del exterior los cuales ascienden a Bs. 1.114 millones y Bs. 1.190 millones, respectivamente, neto de amortización acumulada por Bs. 294,3 millones y Bs. 218.9 millones, respectivamente, las cuales se amortizan en un período de veinte (20) años.

9. PAGARES Y SOBREGIROS BANCARIOS

Al 31 de diciembre de 2003, los pagarés bancarios corresponden a líneas de crédito y obligaciones bancarias representadas por pagarés y préstamos a corto plazo.

Las tasas de interés promedio derivadas de préstamos obtenidos de bancos locales oscilaron entre 15,75% y 37,25% para el año 2003 y 28,75% y 74,51% para el año 2002.

10. EMISION DE OBLIGACIONES Y PAPELES COMERCIALES

Al 31 de diciembre de 2003, las obligaciones emitidas en circulación y papeles comerciales están compuestas como sigue (en miles de bolívares):

a. Obligaciones quirografarias al portador, con vencimiento el 30 de octubre de 2004, con intereses a tasas variables pagaderos mensualmente.	2.657.100
b. Papeles comerciales, con vencimiento el 26 de febrero de 2004, con rendimiento del 13,50% anual.	2.803.500
Total	5.460.600
Menos – porción circulante	5.460.600
	-

Durante los años terminados el 31 de diciembre de 2003 y 2002, las emisiones de papeles comerciales generaron descuentos en su colocación por Bs. 348 millones y Bs. 174 millones, respectivamente.

11. CUENTAS POR PAGAR

Al 31 de diciembre, las cuentas por pagar se componen de lo siguiente (en miles de bolívares):

	2003	2002
Comerciales	35.396.129	54.897.874
Compañías relacionadas (Nota 13)	5.362.823	6.916.048
Otras	1.155.528	1.800.209
	41.914.480	63.614.131

12. PROVISION PARA IMPUESTOS

Impuesto sobre la renta

El impuesto sobre la renta al 31 de diciembre, se resume a continuación (en miles de bolívares):

	2003	2002
Impuesto sobre la renta del año – estimado	9.898.269	3.922.633
Menos – rebaja por inversiones en propiedades, planta y equipo y créditos trasladables de impuesto a los activos empresariales	(670.047)	(286.378)
	9.228.222	3.636.255

Para los años terminados el 31 de diciembre de 2003 y 2002, la tasa efectiva del gasto de impuesto sobre la renta difiere de la tasa fiscal aplicable a la utilidad antes de impuesto. La naturaleza de esta diferencia se debe a partidas permanentes relacionadas con la determinación de la renta fiscal, principalmente, la participación patrimonial sobre las inversiones, dividendos e intereses exentos, así como los efectos del ajuste fiscal por inflación.

De conformidad con la legislación fiscal vigente, a partir del año 2000, los contribuyentes sujetos al impuesto sobre la renta que celebren transacciones con partes vinculadas en el exterior, deben determinar sus ingresos por las exportaciones efectuadas, y sus costos por los bienes y servicios adquiridos de partes vinculadas en el extranjero, de acuerdo con alguno de los métodos establecidos en dicha legislación. La Compañía se encuentra en proceso de efectuar el estudio sobre precios de transferencia correspondiente al año 2003, requerido para documentar las mencionadas transacciones en el exterior.

Así mismo, de conformidad con dicha legislación, la Compañía puede trasladar las rebajas por nuevas inversiones en propiedades y equipos, y las pérdidas fiscales operativas, distintas a las originadas por el ajuste fiscal por inflación, hasta tres (3) años subsiguientes al ejercicio en que se incurran. El efecto fiscal deducible no compensado del ajuste fiscal por inflación, podrá ser trasladado hasta el año subsiguiente al ejercicio en que se incurra.

Por otra parte, la legislación antes mencionada establece con vigencia a partir del 1 de enero de 2001, entre otras cosas, el gravamen sobre los dividendos, los enriquecimientos netos obtenidos de fuente extranjera bajo el régimen de renta mundial, y aquellos obtenidos por las inversiones o participaciones bajo el régimen de transparencia fiscal internacional.

Impuesto a los activos empresariales

La Ley de Impuesto a los Activos Empresariales establece un impuesto del uno por ciento (1%) sobre el valor promedio de los activos tangibles e intangibles ajustados por inflación. El impuesto a pagar según esta Ley será la cantidad que exceda del total del impuesto sobre la renta causado en el ejercicio anual, si lo hubiese. En caso de que el monto del impuesto sobre la renta sea menor que el impuesto sobre los activos empresariales, el excedente podrá ser trasladado como crédito sobre el impuesto sobre la renta que se cause en los tres ejercicios anuales subsiguientes. Al 31 de diciembre de 2003, la Compañía y sus filiales no mantienen créditos trasladables de impuesto a los activos empresariales.

13. TRANSACCIONES CON COMPAÑIAS RELACIONADAS

Durante los años 2003 y 2002, la Compañía y sus filiales realizaron las siguientes transacciones significativas con compañías relacionadas, en el curso normal de sus operaciones (en miles de bolívares aproximados):

	2003	2002
Ventas de inventarios	228.642	336.773
Compras de inventarios	10.022.150	14.369.411
Compras de energía eléctrica	13.655.880	16.208.319

Producto de estas transacciones, y otras de menor importancia, se generaron los siguientes saldos por cobrar y por pagar (en miles de bolívares):

	2003	2002
Cuentas por cobrar a corto plazo		
J.C. Papeleras, C.A.	218.312	192.475
Agroindustrial Mandioca, C.A.	95.545	-
Corporación Industrial de Energía, C.A.	81.212	270.175
Turboven Maracay Company Inc. Sucursal	1.640	-
Agropecuaria Mandioca, C.A.	1.040	1.322
	397.749	463.972
Cuentas por pagar a corto plazo		
Turbogeneradores Maracay, C.A.	2.711.096	4.108.158
Inmuebles 310350, C.A.	1.639.374	1.086.237
Simco Recycling Corp. Inc.	582.820	516.630
Seinforca, C.A.	362.857	500.839
Turboven Maracay Company Inc.	48.016	157.976
Turboven Cagua Company Inc.	18.660	5.958
Losani, S.A.	-	535.003
Agroindustrial Mandioca, C.A.	-	5.247
	5.362.823	6.916.048

14. PATRIMONIO

Capital social

El capital social legal de la Compañía está compuesto por 2.294.009.424 acciones comunes de Bs. 10 cada una, totalmente suscritas y pagadas.

Con fecha 25 de noviembre de 1996, la Junta Directiva aprobó decretar un dividendo en acciones por Bs. 11.470.047.120 (en valores históricos) mediante la capitalización parcial del saldo neto actualizado para futuros aumentos de capital, resultante del enjugamiento de las cuentas de actualización de capital, resultado por exposición a la inflación (REI) y utilidades no distribuidas efectuado en 1996, de conformidad con la Publicación Técnica Número 14 (PT 14) emitida por la Federación de Colegios de Contadores Públicos de Venezuela, emitiéndose 1.147.004.712 nuevas acciones comunes con valor nominal de Bs. 10 cada una. De acuerdo con lo resuelto por la Comisión Nacional de Valores, este aumento de capital fue distribuido como dividendos a los accionistas registrados en el libro de accionistas al 02 de enero de 1997, a fin de ser adjudicado y hacerse efectivo el 16 de enero de 1997.

Con fecha 14 de febrero de 2002, la Asamblea de Accionistas aprobó la reclasificación de la partida patrimonial "Saldos netos actualizados para futuros aumentos de capital" a "Saldo neto actualizado de utilidades retenidas para uso único de pagos de dividendos en acciones de la

Compañía o de sus subsidiarias", todo de acuerdo con la autorización de la Comisión Nacional de Valores según Oficio N° CNV-OP-033 del 04 de febrero de 2002.

Reserva legal

El Código de Comercio establece el apartado de un 5% de las ganancias netas de las compañías para establecer la reserva legal, hasta que ésta alcance por lo menos un 10% del capital social. Esta reserva no podrá distribuirse como dividendos.

Dividendos en efectivo (expresados en valores históricos a la fecha de la operación)

Con fecha 25 de marzo de 2003, la Asamblea de Accionistas acordó decretar dividendos en efectivo de Bs. 5,00 por acción, para un total de Bs. 11.470.047.120. Igualmente con fecha 17 de octubre de 2003, la Asamblea de Accionistas acordó decretar un dividendo extraordinario en efectivo de Bs. 5,00 por acción, para un total de Bs. 11.470.047.120.

Con fecha 14 de febrero de 2002, la Asamblea de Accionistas acordó decretar dividendos en efectivo de Bs. 2,00 por acción, para un total de Bs. 4.588.018.848. Con fecha 18 de abril de 2002, la Asamblea de Accionistas acordó decretar un dividendo extraordinario en efectivo de Bs. 2,00 por acción, para un total de Bs. 4.588.018.848. Igualmente, con fecha 9 de octubre de 2002, la Asamblea de Accionistas acordó decretar un dividendo extraordinario en efectivo de Bs. 5,00 por acción, para un total de Bs. 11.470.047.120.

Utilidades retenidas

Al 31 de diciembre de 2003 y 2002 las utilidades retenidas incluyen Bs. (9.070) millones y Bs. (3.288) millones de déficit acumulado de las filiales, respectivamente, las cuales serán disponibles cuando las filiales las decreten como dividendos. La utilidad neta y las utilidades retenidas de Manufacturas de Papel, C.A. (MANPA), S.A.C.A., ascienden a Bs. 27.887 millones y Bs. 32.464 millones al 31 de diciembre de 2003, y Bs. 5.623 millones y Bs. 29.040 millones, al 31 de diciembre de 2002, respectivamente.

15. ACTIVOS Y PASIVOS EN MONEDA EXTRANJERA

Con fecha 21 de enero de 2003, el Ejecutivo Nacional y el Banco Central de Venezuela convinieron suspender el comercio de divisas en el país durante cinco (5) días hábiles bancarios, según lo publicado en la Gaceta Oficial No. 37.614. Con fecha 27 de enero de 2003, el Ejecutivo Nacional y el Banco Central de Venezuela convinieron en prorrogar hasta el 5 de febrero de 2003 la suspensión antes indicada, según lo publicado en la Gaceta Oficial No. 37.618.

A partir de febrero de 2003, el Ejecutivo Nacional y el BCV han celebrado los convenios cambiarios números 1, 2, 3, 4 y 5, los cuales establecen el régimen para la administración de divisas, y el tipo de cambio que regirá las operaciones establecidas en dichos convenios. Entre otros aspectos, los mencionados convenios establecen lo siguiente:

a) El BCV centralizará la compra y venta de divisas en el país, en los términos establecidos en los convenios suscritos o por suscribirse.

b) Se crea la Comisión de Administración de Divisas (CADIVI), a la cual corresponde la coordinación, administración, control y establecimiento de requisitos, procedimientos y restricciones que requiera la ejecución de dicho convenio.

c) Se fijan los tipos de cambio a partir de la entrada en vigencia de los mencionados convenios en Bs. 1.596 por US$ 1,00 para la compra y Bs. 1.600 por US$ 1,00 para la venta.

d) Se regula el régimen para la adquisición en moneda nacional de títulos valores emitidos por la República en divisas, así como el régimen especial aplicable a los programas de financiamiento desarrollados por el Banco de Comercio Exterior (BANCOEX).

e) Se regulan las operaciones sujetas al régimen contemplado en el Convenio Cambiario N° 1 y llevadas a cabo a través del convenio de pagos y créditos recíprocos entre los bancos centrales de los países miembros de la Asociación Latinoamericana de Integración (ALADI).

Posteriormente, con fecha 06 de febrero de 2004, el Ejecutivo Nacional y el BCV modificaron el convenio cambiario N° 2 donde se fija la tasa de cambio en Bs. 1.915,20 por US$ 1,00 para la compra y Bs. 1.920 por US$ 1,00 para la venta. Asimismo, el Convenio establece la liquidación a las tasas de cambio establecidas en el Convenio anterior, para algunas operaciones de compra y venta de divisas pendientes de liquidación, y algunas en tránsito efectuadas por los operadores cambiarios.

De acuerdo con lo establecido en el mencionado régimen, el Presidente de la República, en Consejo de Ministros, aprobará los lineamientos generales para la distribución del monto de divisas a ser destinado al mercado cambiario, oída la opinión de CADIVI, de acuerdo con la disponibilidad de divisas que se establecerá en aplicación del convenio cambiario; adicionalmente, establece, entre otros, que la adquisición de divisas estará sujeta a la previa inscripción del interesado en los registros de usuarios y a la autorización para participar en el régimen cambiario, con los documentos y demás recaudos a ser establecidos por CADIVI.

Hasta la fecha, CADIVI ha emitido varias normativas relacionadas con los registros, lineamientos, requisitos y condiciones relativas al régimen de administración de divisas. La Compañía ha efectuado los trámites necesarios para acceder a las divisas destinadas al pago de sus obligaciones en moneda extranjera. A la fecha de emisión del dictamen la Compañía ha solicitado y se encuentra a la espera de aprobación por US$ 1.054 mil correspondientes al saldo de la deuda externa en moneda extranjera al 22 de enero de 2003. Asimismo la Compañía ha solicitado divisas por concepto de importaciones y/o deuda vía transitoriedad por US$ 13.228 mil, de los cuales ha obtenido la aprobación por US$ 9.737 mil, y ha solicitado divisas por concepto de importaciones por US$ 12.471 mil de las cuales se ha obtenido la aprobación por US$ 7.439 mil.

A la fecha de este dictamen, la obtención de las divisas necesarias para las operaciones en moneda extranjera que efectúa la Compañía en el curso normal de sus operaciones dependerá: (1) de la aprobación de los registros y solicitudes efectuadas ante las instituciones respectivas; (2) de la disponibilidad de divisas que se establecerá en la aplicación de la Normativa antes indicada; y (3) de las acciones de la Compañía para obtener acceso a aquellas divisas necesarias no solicitadas ante las instituciones respectivas, o de aquellas cuyas solicitudes sean rechazadas por dichas instituciones.

A continuación se describen los activos y pasivos monetarios consolidados en moneda extranjera al 31 de diciembre de 2003 y 2002 (incluyendo los de las filiales del exterior), registrados en bolívares a la tasa de cambio de Bs. 1.600 y Bs. 1.403 por US$ 1,00, respectivamente, de acuerdo con el control de cambios y el mercado libre de divisas, respectivamente (en miles de dólares estadounidenses):

	2003	2002
	(En miles de US$)	
Activo:		
Efectivo e inversiones temporales	7.238	7.502
Cuentas por cobrar comerciales	6.865	11.180
Cuentas por cobrar a compañías relacionadas	101	157
Anticipos a proveedores y deudores diversos	1.005	988
	15.209	19.827
Pasivo:		
Documentos por pagar	764	4.608
Cuentas por pagar comerciales	17.524	23.250
Cuentas por pagar a compañías relacionadas	364	590
Gastos acumulados por pagar y otras	1.102	1.937
	19.754	30.385

16. CONCENTRACION DE RIESGOS DE CREDITO

Los instrumentos financieros que someten parcialmente a la Compañía a concentraciones de riesgo de crédito consisten principalmente en inversiones temporales en efectivo y cuentas por cobrar comerciales. La Compañía coloca sus inversiones temporales en distintas instituciones financieras y por política limita el monto de riesgo de crédito. Las concentraciones de riesgo de crédito con respecto a cuentas por cobrar comerciales son limitadas debido al gran número de clientes que posee la Compañía. Al 31 de diciembre de 2003 y 2002 la Compañía no posee concentraciones significativas de riesgos de crédito distintas a las anteriormente señaladas.

17. INFORMACION SOBRE OPERACIONES

Las ventas de exportación al 31 de diciembre de 2003 y 2002 representan aproximadamente el 5,8% y 18% de las ventas netas consolidadas, respectivamente. La Compañía no posee clientes que de manera individual representen un 10% o más de sus ganancias.

18. COMPROMISOS Y CONTINGENCIAS

Fianzas y garantías otorgadas

Para garantizar obligaciones adeudadas por compañías afiliadas, la Compañía ha otorgado fianzas a favor de instituciones bancarias por un monto de Bs. 26 millones.

En virtud del contrato de venta de los activos relacionados con los proyectos forestales, la filial Inmuebles 310350, C.A. se constituyó en fiadora solidaria y principal pagadora de la Compañía frente al comprador para garantizarle a este último todas y cada una de las obligaciones asumidas por la Compañía. A la fecha, dicha fianza queda limitada a la cantidad de US$

1.000.000, y al 30 de abril de 2005 se reducirá a US$ 350.000, venciéndose definitivamente dicha fianza. A efectos de garantizar la fianza antes señalada, la filial constituyó una hipoteca de primer grado a favor del comprador hasta por la cantidad de US$ 3 millones, sobre inmuebles de su propiedad constituidos por las plantas 4 y 5 de la Torre Country Club; así mismo se ha convenido que en el caso de venta de los inmuebles gravados, esta garantía será sustituida por una garantía sobre títulos valores cotizados en la Bolsa de Valores de Caracas.

Cartas de crédito abiertas

La Compañía ha solicitado la apertura de cartas de crédito con instituciones financieras para la adquisición de materias primas y suministros. Al 31 de diciembre de 2003, las cartas de crédito abiertas por estos conceptos alcanzan US$ 1.969 mil. (Bs. 3.150,6 millones).

Contingencias

Cursan por ante los tribunales del país ciertas demandas fiscales, civiles y laborales en contra de la Compañía, por Bs. 7.031 millones aproximadamente, y para los cuales se han efectuado los escritos de descargo correspondientes. La Compañía y sus asesores legales son de la opinión de que existen suficientes méritos para argumentar estas demandas, y estiman que la resolución final de las mismas no tendrá efectos importantes sobre los estados financieros consolidados.

Al 31 de diciembre de 2003 y 2002, se encuentran en espera de decisión ante el Tribunal Supremo de Justicia los recursos de reintegro de divisas al Banco Central de Venezuela por US$ 0.5 millones y US$ 1.8 millones, respectivamente, introducidos por el Ministerio de Hacienda (actualmente Ministerio de Finanzas). La Compañía y sus asesores legales son de la opinión de que existen suficientes méritos para argumentar este asunto, y estiman que la resolución final de los mismos no tendrá efectos importantes sobre los estados financieros consolidados. Con fecha 19 de diciembre de 2003, la Compañía obtuvo del Tribunal Supremo de Justicia decisión favorable sobre los recursos de reintegro de divisas al Banco Central de Venezuela por US$ 1.3 millones introducidos por el Ministerio de Hacienda (actualmente Ministerio de Finanzas).

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES

BALANCES GENERALES CONSOLIDADOS COMPLEMENTARIOS, 31 DE DICIEMBRE DE 2003 Y 2002
EN BOLIVARES HISTORICOS
(Expresados en miles de bolívares)

	2003	2002
ACTIVO		
ACTIVO CIRCULANTE:		
Efectivo y equivalentes de efectivo	13.882.269	12.922.285
Efectos y cuentas por cobrar - neto	54.677.657	45.777.149
Anticipos a proveedores y otros	2.412.091	2.579.398
Inventarios - neto	45.010.277	39.248.421
Gastos pagados por anticipado	745.414	471.415
Otros activos circulantes - neto	171.230	1.055.031
Total activo circulante	116.898.938	102.053.699
INVENTARIO DE REPUESTOS A LARGO PLAZO	6.916.037	5.533.176
PROPIEDADES, PLANTA Y EQUIPO - Neto	24.268.095	26.424.843
CARGOS DIFERIDOS Y OTROS ACTIVOS - Neto	1.300.969	1.192.155
TOTAL	149.384.039	135.203.873
PASIVO, INTERESES MINORITARIOS Y PATRIMONIO		
PASIVO CIRCULANTE:		
Pagarés y sobregiros bancarios	10.620.000	8.200.000
Porción circulante de préstamos a largo plazo	-	6.125.000
Porción circulante de obligaciones emitidas en circulación	5.460.600	2.000.000
Documentos por pagar	1.222.731	6.465.401
Cuentas por pagar	42.003.997	50.268.111
Dividendos por pagar	5.178.987	280.350
Gastos acumulados por pagar	7.647.499	6.309.382
Impuestos por pagar	7.741.652	2.416.642
Total pasivo circulante	79.875.466	82.064.886
PRESTAMOS A LARGO PLAZO	-	1.500.000
OBLIGACIONES EMITIDAS EN CIRCULACION	-	2.644.100
APARTADO PARA PRESTACIONES DE ANTIGÜEDAD	7.207.096	6.215.223
OTROS PASIVOS Y CREDITOS DIFERIDOS	118.510	237.030
Total pasivo	87.201.072	92.661.239
INTERESES MINORITARIOS	1.330.432	1.066.594
PATRIMONIO - Según estado financiero adjunto	60.852.535	41.476.040
TOTAL	149.384.039	135.203.873

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MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES

ESTADOS CONSOLIDADOS COMPLEMENTARIOS DE RESULTADOS
POR LOS AÑOS TERMINADOS EL 31 DE DICIEMBRE DE 2003 Y 2002
EN BOLIVARES HISTORICOS
(Expresados en miles de bolívares, excepto utilidad neta por acción)

	2003	2002
VENTAS NETAS	287.020.405	185.498.324
COSTO DE VENTAS	169.420.520	118.015.900
UTILIDAD BRUTA	117.599.885	67.482.424
GASTOS DE VENTAS	22.040.147	22.967.030
GASTOS GENERALES Y ADMINISTRATIVOS	11.281.827	10.253.947
	33.321.974	33.220.977
UTILIDAD EN OPERACIONES	84.277.911	34.261.447
OTROS INGRESOS (EGRESOS):		
Provisión para inversiones	-	(950.000)
Pérdida en inversiones temporales	(21.077.296)	-
Pérdida neta en contrato de cobertura en moneda extranjera	(334.092)	-
Utilidad en venta de activos	108.918	27.960
Impuesto al débito bancario	(3.682.295)	(1.643.355)
Otros - neto	(3.667.248)	(1.340.340)
	(28.652.013)	(3.905.735)
INGRESO (COSTO) INTEGRAL DE FINANCIAMIENTO:		
Intereses gastos	(5.023.699)	(7.392.759)
Intereses sobre inversiones temporales	354.257	391.368
Diferencias en cambio - neto	2.296.909	(2.765.819)
	(2.372.533)	(9.767.210)
UTILIDAD ANTES DE IMPUESTOS	53.253.365	20.588.502
PROVISION PARA IMPUESTOS:		
Impuesto sobre la renta	8.680.376	2.521.719
UTILIDAD ANTES DE PARTICIPACION EN RESULTADOS DE FILIAL Y AFILIADA	44.572.989	18.066.783
PARTICIPACION EN RESULTADOS DE FILIAL Y AFILIADA	(1.934.935)	(1.727.366)
UTILIDAD ANTES DE INTERESES MINORITARIOS	42.638.054	16.339.417
INTERESES MINORITARIOS	(263.838)	(86.692)
UTILIDAD NETA	42.374.216	16.252.725
UTILIDAD NETA POR ACCION (2.294.009.424 acciones promedio)	18,47	7,08

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MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES

ESTADOS CONSOLIDADOS COMPLEMENTARIOS DE MOVIMIENTO EN LAS CUENTAS DE PATRIMONIO
POR LOS AÑOS TERMINADOS EL 31 DE DICIEMBRE DE 2003 Y 2002
EN BOLIVARES HISTORICOS
(Expresados en miles de bolívares)

	Capital social legal	Porción aplicable a los estados financieros ajustados por inflación	Capital social neto	Resultado acumulado por traducción de filial extranjera	Utilidades retenidas		Total patrimonio
					Reserva legal	No distribuidas	
SALDOS AL 31 DE DICIEMBRE DE 2001	22.940.094	(11.470.047)	11.470.047	200.063	1.095.795	33.211.592	45.977.497
Dividendos en efectivo	-	-	-	-	-	(20.646.085)	(20.646.085)
Utilidad neta	-	-	-	-	-	16.252.725	16.252.725
Resultado acumulado por traducción de filial extranjera	-	-	-	(108.097)	-	-	(108.097)
SALDOS AL 31 DE DICIEMBRE DE 2002	22.940.094	(11.470.047)	11.470.047	91.966	1.095.795	28.818.232	41.476.040
Dividendos en efectivo	-	-	-	-	-	(22.940.094)	(22.940.094)
Utilidad neta	-	-	-	-	-	42.374.216	42.374.216
Resultado acumulado por traducción de filial extranjera	-	-	-	(57.627)	-	-	(57.627)
SALDOS AL 31 DE DICIEMBRE DE 2003	22.940.094	(11.470.047)	11.470.047	34.339	1.095.795	48.252.354	60.852.535

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MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES

ESTADOS CONSOLIDADOS COMPLEMENTARIOS DE FLUJOS DE EFECTIVO
POR LOS AÑOS TERMINADOS EL 31 DE DICIEMBRE DE 2003 Y 2002
EN BOLIVARES HISTORICOS
(Expresados en miles de bolívares)

	2003	2002
ACTIVIDADES OPERACIONALES:		
Utilidad neta	42.374.216	16.252.725
Ajustes para conciliar la utilidad neta con el efectivo provisto por las actividades operacionales:		
Participación de accionistas minoritarios - neto	263.838	86.692
Participación en resultados de filial y afiliada	1.934.935	1.727.366
Utilidad en inversiones, neto	-	1.554.912
Utilidad en venta de activos	(108.918)	(27.960)
Retiros y consumo de equipos y partes industriales	1.275.403	1.182.508
Amortización de exceso de costo sobre el valor en libros de acciones de filial	80.750	80.750
Diferencial cambiario de documentos por pagar	-	1.184.127
Depreciación	3.257.153	4.014.827
Amortización de cargos diferidos	75.466	34.143
Cambios en activos y pasivos operacionales	(19.715.195)	(315.505)
Provisión para prestaciones de antigüedad, neto	991.873	1.401.017
Efectivo neto provisto por las actividades operacionales	30.429.521	27.175.602
ACTIVIDADES DE INVERSION:		
Compra de propiedades, planta y equipo	(2.211.986)	(3.324.474)
Venta de propiedades y equipos	599.356	27.960
Disminución en cargos diferidos y otros activos	(184.280)	-
Efectivo neto usado por las actividades de inversión	(1.796.910)	(3.296.514)
ACTIVIDADES DE FINANCIAMIENTO:		
Aumento en pagarés y sobregiros bancarios	2.420.000	7.732.327
Disminución en préstamos a largo plazo	(7.625.000)	(7.944.717)
Aumento (disminución) en obligaciones emitidas en circulación	816.500	(46.700)
(Disminución) aumento en documentos por pagar	(5.242.670)	2.418.430
Dividendos en efectivo	(18.041.457)	(20.365.735)
Efectivo neto usado por las actividades de financiamiento	(27.672.627)	(18.206.395)
AUMENTO NETO EN EFECTIVO Y EQUIVALENTES DE EFECTIVO	959.984	5.672.693
EFECTIVO Y EQUIVALENTES DE EFECTIVO AL INICIO DEL AÑO	12.922.285	7.249.592
EFECTIVO Y EQUIVALENTES DE EFECTIVO AL FINAL DEL AÑO	13.882.269	12.922.285

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MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES

NOTA A LA INFORMACION COMPLEMENTARIA
POR LOS AÑOS TERMINADOS EL 31 DE DICIEMBRE DE 2003 y 2002

1. ESTADOS FINANCIEROS CONSOLIDADOS EN BOLIVARES HISTORICOS

Los estados financieros consolidados expresados en bolívares históricos se encuentran preparados de conformidad con las bases descritas para la preparación de los estados financieros consolidados en bolívares constantes, a excepción de lo referente al reconocimiento del efecto de la inflación, debido a que dichos estados financieros no están sujetos a tal reconocimiento.